As filed with the Securities and Exchange Commission on March 1, 2005

Registration No. 333-118101

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 3

TO

FORM SB-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

TEKNIK DIGITAL ARTS, INC.

(Name of small business issuer in its charter)

Nevada	7372	68 053 9517

State or jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I. R. S. Employer Identification No.)

7377 E. Doubletree Ranch Road, Suite #240, Scottsdale, Arizona 85258
(480) 443-1488

(Address and telephone number of principal executive offices)

John R. Ward
Teknik Digital Arts, Inc.
7377 E. Doubletree Ranch Road, Suite #240
Scottsdale, Arizona 85258
(480) 443-1488

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Gregory R. Hall, Esq.
Squire, Sanders & Dempsey L.L.P.
Two Renaissance Square
40 North Central Avenue, Suite 2700
Phoenix, Arizona 85004-4498
(602) 528-4000

     Approximate Date Of Proposed Sale To Public: As soon as practicable after the effective date of this Registration Statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated March 1, 2005

Prospectus

Teknik Digital Arts, Inc.

4,440,000 Shares of Common Stock

     This prospectus relates to the resale of up to 4,440,000 shares of our common stock being offered by the selling shareholders identified on page 17 of this prospectus, including 3,300,000 shares issuable upon exercise of common stock purchase warrants. The selling shareholders will initially sell the common stock at a price of $________ per share until our shares are quoted on the OTC Bulletin Board and thereafter from time to time at the prevailing market price or in negotiated transactions. The price you pay for shares of common stock sold by the selling shareholders named in this prospectus will be determined at the time of such sale, as set forth under the heading “Plan of Distribution.”

     The selling shareholders will receive all of the amounts received upon any sale by them of the common stock, less any brokerage commissions or other expenses incurred by them. We will not receive any proceeds from the sale of the common stock by the selling shareholders. We will receive up to an aggregate of $8,250,000 if all of the warrants are exercised.

     Our common stock has been approved for quotation on the Over-the-Counter Bulletin Board administered by NASDAQ under the symbol ___, subject to official notice of issuance.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March   , 2005

ii

iii

PROSPECTUS SUMMARY

     This summary highlights the information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock described under Risk Factors beginning at page 6 of this prospectus.

Overview of our Business

          We are publishers of interactive video game and instructional software for play on mobile telephones, personal computers and video game consoles. We have developed a prototype game (Anidragon) and order processing system (Anigadget) for personal computers and plan to shortly launch mobile phone video games and instructional segments we have developed based on highly visible, exclusively-licensed consumer content. We plan to continue to license brand-name intellectual properties, such as popular motion pictures, television shows, characters, and sports figures, and develop mobile phone, personal computer and console entertainment applications based on these licensed properties.

          We plan to launch mobile phone games based on Fear Factor and Next Action Star during the first quarter of 2005. We have also obtained exclusive licenses to develop mobile phone games around professional golfer Phil Mickelson, which will include an instructional series developed by Mickelson’s short game teacher, Dave Pelz and his full-swing coach, Rick Smith, as well as car racing video games for mobile, personal computer and console applications around race car driver, Buddy Rice.

          Customers will order and download mobile phone games through their mobile phone carriers, who will charge customers through their monthly phone bills and retain a percentage of these fees before remitting the balance to us. Our personal computer product, AniDragon, is offered for download from our website and we will offer future personal computer and mobile applications for download. Electronic distribution of both our personal computer and mobile phone applications relieves us of the typical distribution challenges, such as packaging, shipping and the management of physical inventories.

          We anticipate generating revenues through mobile phone game downloads via carriers, monthly subscriptions and on-line product sales. At December 31, 2004, we had an accumulated deficit of $3,676,943. We have incurred research and development costs of approximately $76,538 for the three months ended December 31, 2004, $2,112,868 for the fiscal year ended September 30, 2004 and $2,484,327 from inception through December 31, 2004 in connection with the development of Fear Factor and Next Action Star, as well as development of our other products. We anticipate that we will incur an additional $25,000 in expenses in developing Fear Factor, and anticipate launching Fear Factor and Next Action Star during the first quarter of 2005. We have only recently begun development of the licensed Phil Mickelson interactive golf and instructional software and the Buddy Rice car racing game software. We anticipate that we will incur approximately $50,000 to $70,000 in development costs in connection with the Phil Mickelson mobile phone golf software and approximately $50,000 to $70,000 in development costs relating to the Buddy Rice racing software, and anticipate that we will launch the golf software during the first quarter of 2005, and the car racing software for mobile phone applications during the second quarter of 2005. We generated no significant revenues from inception through December 31, 2004.

Our Strengths

          We believe that our competitive strengths include the following:

          Multiple Platforms. We plan to compete in three segments of the electronic game industry: mobile phones, personal computers and console systems. Having products and technical experience in these three industry segments will allow us to be free from dependence on, and exposure to, trends in one segment alone.

          Highly Visible Consumer Content Licenses and Strategic Relationships. Our licenses for Fear Factor, Next Action Star and Phil Mickelson golf and our relationship with Gaylord Sports Management Group, LLC are the result of our commitment to identifying significant licensing opportunities in the sports and entertainment industries, and exploiting such opportunities to develop compelling content for mobile phones, personal computers and console game systems.

          Innovative Experienced Creative Management. Our creative team, led by President Corey Comstock, a former Director of Animation on the Academy Award winning movie Shrek, has extensive experience in development of unique video games and software applications for wireless devices, personal computers and game consoles. We anticipate building on his reputation in the entertainment industry to secure additional licenses for brand-name intellectual property.

Our Products

          Mobile Phones. Our mobile phone products under development include games Fear Factor and Next Action Star, the Phil Mickelson golf game and Dave Pelz and Rick Smith instructional segments, and the Buddy Rice car racing game. We plan to launch Fear Factor and Next Action Star during the first quarter of 2005. We developed the Fear Factor and Next Action Star games under a joint venture with Playentertainment, L.L.P. We have also recently entered into an agreement with Gaylord Sports Management Group, LLC, or “Gaylord”, to assist us in identifying and obtaining licenses with professional athletes and sponsors to publish video games for handheld mobile devices. Through Gaylord, we have secured licenses to develop the Phil Mickelson golf game and golf instruction software featuring Mickelson’s personal golf instructors, Dave Pelz, short game and putting teacher, and Rick Smith, swing coach.

          Personal Computers. We have developed two products for personal computers, AniGadget and AniDragon. We developed AniGadget as an automated technological platform that allows the end user to order software applications online. The development of the Anigadget technology will allow the Company to distribute future personal computer games and applications online. We released the prototype game AniDragon in August 2003. AniDragon is part virtual pet and part living art. We have not devoted marketing efforts to AniDragon and developed both AniGadget and AniDragon in order to refine the core technologies upon which we will develop future personal computer products. We offer AniDragon for download from the website www.anidragon.com, and we will offer future personal computer applications for download. Following the release of the Buddy Rice racing game for mobile phones, we anticipate developing this software for personal computer applications.

          Console Game Systems. We plan to develop physically interactive games for consoles such as the Nintendo Gamecube, Xbox and PlayStation game systems. We already have a license and publishing agreement to develop physically interactive console games and instructional software with PEP PAD, LLC. Phil Simms, the former New York Giant Super Bowl quarterback and CBS football analyst, has been contracted to be our spokesman for our physically interactive video games and instructional product line. We expect to launch the first physically interactive video game the third quarter of 2005. We are currently planning to advertise this product line nationwide through infomercials. Following the release of the Buddy Rice racing game for mobile phones, we anticipate developing this software for console applications.

Our Markets

          With the coming launch of Fear Factor, Next Action Star and the future mobile phone games we will develop based on licensed highly visible consumer content, we will primarily compete in the growing mobile phone game segment. According to reports published on www.itfacts.biz on August 11, 2004, market research firm Arc Group estimates that worldwide mobile game sales totaled $1.1 billion in 2003. These same sources calculate the current mobile gaming market size to be $200 million in the United States and approximately $600 million in Europe. As reported on August 9, 2004, Arc Group predicts that the mobile game industry could reach $8.4 billion worldwide by 2008.

          According to reports published on September 20, 2004, Gartner Inc. estimates that sales of mobile devices were up 35 percent in the second quarter of 2004 with sales projected to reach 650 million units for the entire year. Many of the new phones have color screens, extra memory, fast processors and other enhancements, making them attractive video game machines. Like custom ring tones and graphics, the games are downloaded directly to the phone and usually cost a few dollars a month. As phone technologies evolve, customers will demand applications that are similarly compelling. We plan to utilize compatible technologies to create unique, sophisticated applications to meet that demand.

          As we develop commercial products for release in the personal computer and game console segments, we will compete in larger, more established markets which will bring both increased opportunity and competition.

Our Strategies

     Our primary growth strategies are as follows:

•	We contemplate entering into additional strategic licensing agreements with respect to high-profile intellectual properties, such as popular motion pictures, television shows, characters, and sports figures, and developing and marketing video games based on these licensed properties.

•	We anticipate assuming the role of publisher or developer, as appropriate, for potential products, outsourcing development activities as we deem advisable to mitigate certain risks and manage up-front expenditures.

•	We intend to focus our marketing efforts with respect to the video games that we develop to generate monthly subscription revenues.

Our Corporate History

               Teknik Digital Arts, Inc. was incorporated in Nevada on January 29, 2003. Our principal executive offices are located at 7377 E. Doubletree Ranch Road, Suite #240, Scottsdale, Arizona 85258. Our telephone number is (480) 443-1488. Our web site is http://www.teknikcorp.com. The information found on our web site is not a part of this prospectus.

THE OFFERING

Common stock offered by the selling stockholders	4,440,000 shares of common stock. (1)

Warrant exercise price	$2.50 per warrant.

Common stock outstanding:
Before the offering (2)	8,805,000 shares.
After the offering (3)	12,105,000 shares.

Use of Proceeds	We will not receive any of the proceeds from the offer and sale of the shares of common stock, but will receive the warrant exercise price for each warrant exercised, or gross proceeds of $8,250,000 if warrants covering 3,300,000 shares of common stock in this offering are exercised. We expect to use substantially all of the net proceeds, if any, for general corporate purposes, including working capital, research and development and expansion of sales and marketing activities.

OTC symbol	___

Risk Factors	An investment in our common stock is subject to significant risks. You should carefully consider the information set forth in the “Risk Factors” section and the other sections of this prospectus, including our financial statements and related notes.

(1)	Includes 3,300,000 shares issuable upon exercise of presently exercisable common stock purchase warrants.

(2)	Does not include 3,300,000 shares issuable upon exercise of outstanding warrants.

(3)	Assumes all outstanding warrants to purchase 3,300,000 shares of common stock are exercised.

SUMMARY HISTORICAL FINANCIAL DATA

               Our summary historical financial data is presented in the following table to aid you in your analysis of a potential investment in our common stock. You should read this data in conjunction with the section entitled Plan of Operations, our financial statements and the related notes to those financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the three months ended December 31, 2004 and 2003 (unaudited), the fiscal year ended September 30, 2004 (audited), the period January 29, 2003 (inception) through September 30, 2003 (audited), and the cumulative period January 29, 2003 (inception) through December 31, 2004 (unaudited) are derived from our financial statements included elsewhere in this prospectus.

					(Unaudited)
				(Audited)	Cumulative
	(Unaudited)	(Unaudited)	(Audited)	January 29, 2003	January 29,
	Three Months	Three Months	Fiscal Year	(Inception)	2003 (Inception)
	Ended	Ended	Ended	through	through
	December 31,	December 31,	September 30,	September 30,	December 31,
	2004	2003	2004	2003	2004

Statement of Operations Data:
Revenue	$0	$0	$0	$0	$0
General and administration expense	207,266	140,344	931,711	43,143	1,182,120
Research and Development Costs	76,538	81,419	2,112,868	294,921	2,484,327
Loss from operations	(283,804)	(221,763)	(3,044,579)	(338,064)	(3,666,447)

Other Income (Expenses):
Total other income (expenses)	(1,150)	(6,161)	(7,701)	(1,645)	(10,496)
Net loss	(284,954)	(227,924)	(3,052,280)	$(339,709)	(3,676,943)

Shares used in computing basic and diluted loss per common share	8,805,000	6,647,935	7,676,452	6,032,604	7,172,557
Basic and diluted loss per common share	$(0.03)	$(0.03)	$(0.40)	$(.06)	$(0.51)

	(Unaudited)	(Audited)
	December 31, 2004	September 30, 2004
Balance Sheet Data:
Cash and cash equivalents	40,841	11,995
Working capital	(438,692)	(146,178)
Total assets	62,112	25,081
Total liabilities and Minority Interest	527,420	205,435
Common Stock	8,805	8,805
Additional paid-in-capital	3,202,830	3,202,830
Accumulated deficit	(3,676,943)	(3,391,989)
Shareholders’ equity (deficit)	(465,308)	(180,354)

RISK FACTORS

          You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock would decline and you may lose all or part of your investment.

Risks Related to Our Business

          Our limited operating history makes it difficult for you to evaluate our business and prospects.

          We incorporated in January 2003. Accordingly, we are still in the early stages of development and have only a limited operating history upon which you can evaluate our business. The revenue and income potential of our products and business are unproven. You should consider our chances of financial and operational success in light of the risks, uncertainties, expenses, delays and difficulties associated with starting a new business in a highly competitive market, many of which may be beyond our control. If we fail to address these risks, uncertainties, expenses, delays and difficulties, the value of your investment will decline.

          We have a history of losses, we expect losses to continue and we might not achieve or maintain profitability.

          We have incurred net losses of $3,676,943 (unaudited) for the period from January 29, 2003 (inception) to December 31, 2004. Moreover, we expect to incur significant operating expenses for the foreseeable future. We will need to generate significant revenues to achieve and maintain profitability. We believe that generating revenues will depend in large part on our ability to:

•	raise additional capital to fund our working capital needs;

•	deploy our products and their applications;

•	generate significant revenue from the sale of our products and product applications and licensing of related products and services;

•	establish and maintain broad market acceptance for our products and then increase our market share based upon the timing, strength and success of our sales efforts and our ability to enter into strategic and commercial alliances;

•	convert the acceptance for our products and services into direct and indirect sources of revenue;

•	develop effective marketing and other promotional activities to penetrate our target customer base;

•	develop and maintain strategic and commercial relationships that balance our current and long-term ability to capitalize on our technology and solutions approach;

•	generate and sustain substantial revenue growth while maintaining reasonable expense levels; and

•	timely and successfully develop new products, product features and services and increase the functionality and features of existing products.

          If our revenues grow more slowly than anticipated or if operating expenses increase more than expected, or are not reduced sufficiently, we may never achieve profitability. Even if we do achieve profitability, we cannot be certain that we will be able to sustain or increase that profitability on a quarterly or annual basis.

               Our operating results are likely to fluctuate significantly, which may cause our stock price to fluctuate.

               As a result of our relatively brief operating history and the rapidly changing and uncertain nature of the markets in which we intend to compete, our quarterly and annual revenues and operating results are likely to fluctuate from period to period, and period to period comparisons of our results of operations are not likely to be meaningful. Fluctuations in our operating results will likely increase the volatility of our stock price.

               Factors that are likely to cause our results to fluctuate include the following:

•	the announcement and timely introduction of new products by us and our competitors;

•	the timing and availability of electronic devices upon which our product may operate;

•	market acceptance of existing and future versions of our products and the devices upon which they operate;

•	fluctuations in the licensing fees we may pay for certain intellectual properties;

•	the price of products that both we and our competitors offer;

•	the amount and timing of our operating costs; and

•	the mix of products that we offer.

Our independent auditor’s report regarding our ability to continue as a going concern could have a material adverse effect on our business and financial condition.

              Our independent auditors issued a report on December 30, 2004, concerning our ability to continue as a going concern. This report could have a material adverse effect on our business and financial condition. For example, among other things, as a result of concerns regarding our financial viability, prospective and existing customers may not desire to enter into licensing arrangements with us with respect to publishing video games and instructional software, or may not wish to continue existing relationships, thus making it difficult for us to increase or maintain our revenues. Additionally, the independent contractors we hire may demand security deposits or accelerated payment terms as a condition to providing services to us, thus increasing our costs of operations. If any of these events or similar events occurs, it may have a material adverse effect on our business and financial condition.

The costs of developing and marketing products for new interactive entertainment hardware platforms may be substantial and may materially adversely affect our financial condition and results of operations.

              The costs associated with the introduction of products for new hardware platforms may be greater than anticipated, which may materially adversely affect our financial condition and results of operations. We anticipate that it will be more costly to develop titles for new hardware platforms. We also believe the costs of developing and publishing titles for these hardware platforms may require greater financial and technical resources than prior development and publishing efforts. Additionally, during periods of new technology introductions, forecasting our revenues and earnings is likely to be more difficult than in more stable product markets. Accordingly, we may not have the resources to afford such costs or, if we do, we may not be able to generate sufficient offsetting revenues.

If we are unable to obtain substantial additional financing we may not be able to remain in business.

              We require substantial working capital to fund and sustain our business operations. Our current resources, together with any proceeds we may receive from the exercise of the warrants described in this prospectus, may not be sufficient to fund our working capital needs and capital expenditures requirements. We will receive $2.50 for each warrant exercised. However, we cannot assure you that any of the warrants will be exercised. If adequate funds are not available or are not available on terms that are acceptable to us, we may be unable to develop further or enhance our products and services, take advantage of future opportunities, respond to competitive pressures or continue in business. A material shortage of capital may require us to take drastic steps such as reducing our level of operations, disposing of selected assets or seeking an acquisition partner. In such cases, our business, operating results and financial condition could be harmed.

Obtaining additional capital to fund our operations and finance our growth could impair the value of your investment.

          Our primary source of funding for our operations has come from the issuance of shares of our common stock in private placements to investors. We currently have 50,000,000 shares of common stock authorized for issuance, of which 8,805,000, are issued and outstanding, 3,300,000 are reserved for the issuance of shares underlying warrants and 2,000,000 are reserved for the issuance of shares under our stock option plan. To the extent we are successful in our capital raising efforts, existing shareholders will almost certainly experience dilution of their percentage ownership interests in Teknik and the new equity securities may have rights, preferences or privileges senior to those of existing holders of shares of our common stock. In any event, future issuances of additional shares of our common stock or other equity interests will dilute the proportional ownership interests of existing shareholders. If we raise additional funds by issuing debt, we may be subject to limitations on our operations. If we fail to raise capital when needed, our business will be negatively affected.

We may not successfully develop new products and services, which could harm our operating results.

          The growth and success of our business depends on our ability to develop leading wireless applications and adaptive digital entertainment products and services. Due to the complexity of these products, internal quality assurance testing and testing of pre-commercial releases by licensors and wireless carriers may reveal product performance issues or desirable feature enhancements that could lead us to postpone the release of products or product upgrades. In addition, the reallocation of resources associated with any postponement could cause delays in the development and release of future enhancements to our currently available software. No assurances can be provided that we will be able to successfully complete the development of products or product enhancements in a timely and efficient manner or that when such products are completed, they will achieve market acceptance. Any such failure or delay could harm our operating results.

If our software contains defects, we could lose customers and revenue.

          Software as complex as ours often contains known and undetected errors or performance problems. Many serious defects are frequently found during the period immediately following introduction of new software or enhancements to existing software.

          The steps we take to ensure that such technology is free of errors or defects, particularly when first introduced or when new versions or enhancements are released, may not be successful. Additionally, errors in our products may be caused by defects in third-party hardware associated with our products. We cannot guarantee that current or enhanced versions of our products will be free of significant software defects or bugs. Errors, defects or other performance problems with our products could result in lost revenue or delay in market acceptance of our products, could seriously harm our credibility and materially affect the market acceptance and sales of our products and could result in potential product liability claims. The occurrence of these types of problems could materially adversely affect our business, results of operations and financial condition.

If we fail to commercialize our simulated 3D graphics and other necessary technologies, or to develop and commercialize additional enhancements to such technologies, we may not be able to compete effectively and our business will suffer.

          Our simulated 3D graphics is new and has only recently been commercially deployed. Our success depends on our ability to commercially release our software based on this technology in a timely manner. Our success also depends on our ability to market these products and develop and commercialize new enhancements to this technology in a timely manner. If we fail to successfully commercialize our software and technology, or to develop new software and technology, we will not be able to compete successfully in our targeted markets.

Other parties may assert claims against us that we are infringing upon their intellectual property rights and we may be required to indemnify hardware manufacturers from certain claims.

          Our industry is characterized by uncertain and conflicting intellectual property claims and frequent intellectual property litigation. We cannot be certain that our products do not infringe upon the intellectual property rights of others. If our products violate third-party proprietary rights, we cannot assure you that we would be able to obtain licenses to continue offering such products on commercially reasonable terms, or at all. In addition, our business requires that we indemnify hardware manufacturers with respect to all loss, liability and expense resulting from any claim against them involving the development, marketing, sale or use of our products. As a result, we bear the risk that the properties upon which our software titles are based, or that the information and technology licensed from the hardware manufacturer and incorporated in our software, may infringe the rights of third parties. Any claims against us or the parties we indemnify relating to the infringement of third-party proprietary rights, even if not meritorious, could severely harm our financial condition and ability to compete.

          We cannot assure you that we would prevail in any such litigation. If this litigation resulted in an adverse ruling, we could be required to:

•	pay substantial damages;

•	cease the manufacture, use or sale of infringing products;

•	discontinue the use of certain technology; or

•	obtain a license under the intellectual property rights of the third party claiming infringement, which license may not be available on reasonable terms, or at all.

If we become subject to product liability claims, they could be time consuming and costly to defend.

          Since our customers use our software in connection with hardware devices they rely on, errors, defects or other performance problems could result in financial or other damages to our customers. They could seek damages for losses from us, which, if successful, could have a material adverse effect on our business, operating results or financial condition. Additionally, our license agreements typically contain provisions designed to limit the exposure of the manufacturers of hardware devices to product liability claims. We have not experienced any product liability claims to date. However, a product liability claim brought against us, even if not successful, could be time consuming and costly to defend and could harm our reputation.

The success of our business will greatly depend on our ability to develop and enter into strategic relationships with wireless service providers, wireless device designers and manufacturers and content providers.

          Our business will depend on our ability to develop relationships and enter into agreements with companies in key industry groups, including:

•	wireless service providers that we expect will deploy our technology and products to deliver multimedia content and services to their subscribers;

•	device designers and manufacturers that we expect will deploy our technology and products in their products to enable the viewing of multimedia content; and

•	content providers that we expect will rely on our technology and products to deliver multimedia content over wireless networks.

          We will need to enter into agreements with wireless service providers, device manufacturers, and content providers in order to generate any significant revenues from our technology and product applications. If we are unable to establish a sufficient number of strategic relationships and enter into contractual arrangements on terms commercially favorable to us, our business, revenue, and prospects are likely to be adversely affected.

The success of our business will greatly depend on our ability to enter into intellectual property licenses from others and our failure to obtain or maintain these licenses could seriously harm our business.

          Our business is the development of products based on licensed intellectual property in the entertainment and sports fields. We will rely on technologies and intellectual property that we license or acquire from third parties. Because our business is currently in the development stage and none of our products have reached the stage of commercial exploitation, we are not dependent on any single license agreement. We expect that we will enter into future licenses for name-brand intellectual property and for technology that will be integrated with our internally-developed software and used to enhance the value of our products. It is possible that those from whom we obtain licenses will choose not to renew any given license at the end of its term for competitive or other reasons. Additionally, some entities from which we acquire licenses may, themselves, have licensed such intellectual property and may have their licenses terminated. If we fail to maintain or renew our licenses in the future, we would be required to license substitute intellectual property, which could be less desirable and could be costly in terms of cash and other resources, or forego the development of a product altogether. In the alternative, we could develop our own software, which would take considerable time, resources and expense, and would divert our engineers’ attention from product innovations. No assurances can be provided that we will be able to successfully obtain desirable intellectual property licenses or maintain them thereafter, and our failure to do so could materially harm our business.

Our business is dependent in part on wireless service providers deploying our mobile video games and related applications, and on their subscribers’ demand for such applications.

          Our success will depend heavily on timely deployment by wireless service providers of our mobile applications using our simulated 3D graphics and other technologies in their networks. Wireless service providers may not deploy, may be slow in deploying, or may require costly or time-consuming modifications to, our software due to a number of factors including the availability of competing products, lack of subscriber demand, as well as compatibility, implementation, support or maintenance concerns. Moreover, even if wireless service providers offer content services based on our software, their subscribers may not be willing to buy these services. Subscribers are accustomed to viewing content on the comparatively large displays of television screens and PC monitors and may not be willing to use mobile information devices, which typically have smaller screen sizes, to view content and may not be willing to purchase new devices or upgrade their existing devices to include multimedia content viewing capability. Additionally, subscribers may not be willing to pay to view content on mobile information devices because this content can be viewed at a lower cost using other connections, such as satellite and wireline connections.

Delays or problems associated with the hardware platform manufacturers we develop products for could harm our business.

          We plan to develop interactive entertainment games for hardware platforms such as those offered by Sony, Sega, Microsoft and Nintendo, which are manufactured exclusively by that hardware manufacturer. Any hardware platform license that we enter into with such companies in the future will likely give the manufacturer substantial control over our costs and the release of new titles. Since each of the manufacturers is also a publisher of games for its own hardware platforms and manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. We would be materially harmed by unanticipated delays in the manufacturing and delivery of products.

If we cannot retain our executive management team and attract and retain additional key personnel, our business will be harmed.

          Our business relies to a significant extent on the contributions and industry experience of our executive management team. If we fail to retain the services of our executive management team, our ability to secure additional licenses and develop and sell new products would be significantly impaired. In addition, our future success will also depend upon our ability to attract, motivate and retain highly qualified employees and third-party contractors, particularly software design and development personnel and outside sales representatives. Competition for highly skilled employees is intense and we may not be successful in attracting and retaining such personnel.

          Our success depends on our ability to effectively manage our growth.

          Our operations have steadily expanded since our inception in January 2003 and we plan to continue to expand our operations in the future. Our growth may place a significant strain on our management and operational systems and resources. We anticipate that as our business grows, we will have to improve and enhance our overall financial and managerial controls, reporting systems and procedures. We will also need to continue to expand, train and manage our workforce. Additionally, we will be required to increase the capacity of our current systems to meet additional demands. An inability to manage our growth and meet these additional demands will impair the success of our business.

          If we begin competing in international markets we will become subject to additional business risks.

          We may decide to begin international operations, which would necessitate entering into relationships with foreign business partners. Such relationships entail risks, including difficulty in managing international operations due to distance, language and cultural differences, and an inability to successfully market and operate services in foreign markets. There are also risks inherent in doing business on an international level, including unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, fluctuations in currency exchange rates, longer payment cycles in general, problems in collecting accounts receivable, difficulty in enforcing contracts, political and economic instability, and potentially adverse tax consequences.

Risks Related To Our Industry

The markets in which we operate are characterized by rapid technological changes. If we are unable to continually improve our technologies and introduce new products that achieve market acceptance, our ability to compete effectively will be harmed.

          Consumer preferences for interactive entertainment software products are continually changing and are difficult to predict. Even the most successful titles remain popular for only limited periods of time, often less than six months. Additionally, because the interactive entertainment industry is also characterized by rapid technological change, we must continually anticipate these changes and adapt our offerings to emerging hardware platforms and evolving consumer preferences. The introduction of new hardware platforms and technologies can also render existing titles obsolete and unmarketable. Further, it is difficult to ensure that our schedule for releasing new titles will coincide with the release of the corresponding hardware platforms.

          The wireless communications industry is also experiencing rapid and significant technological change. Alternative technologies may develop for the provision of wireless services that are superior to those that we plan to offer to the wireless market, which may render our products and technologies obsolete. Accordingly, our success depends on our ability to develop, adapt or acquire products and services that can compete successfully in the markets in which we intend to operate. Our failure to timely develop or obtain appropriate technology could adversely affect our ability to be competitive.

Competition within the markets in which we operate is intense and poses an ongoing threat to the success of our business.

          The interactive entertainment industry is intensely competitive. Many of our competitors have greater name recognition among consumers and licensors of entertainment properties, broader product lines and greater financial, marketing and other resources than us. Accordingly, these competitors may be able to market their products more effectively, make larger offers or guarantees in connection with the acquisition of licensed entertainment properties, adopt more aggressive pricing policies or pay more to third-party developers than we can.

          The wireless communications market is similarly highly competitive. The competition with other solutions providers to form alliances with wireless service providers and Internet service providers is significant. We also face significant competition from traditional telecommunications companies, virtually all of which have greater market share and financial resources than we do. Our failure to establish customer bases in our markets will adversely affect our operating results.

Any significant downturn in general economic conditions which result in a reduction in discretionary spending could reduce demand for our products and harm our business.

          Revenues in the interactive entertainment and wireless communications applications markets are driven by a retail customer’s ability and desire to spend disposable income on the purchase of software titles and mobile applications from our strategic partners. Any significant downturn in general economic conditions that results in a reduction of discretionary spending could result in a reduction in demand for our products and could harm our business. Such industry downturns have been, and may continue to be, characterized by diminished product demand and erosion of average selling prices. A continued economic downturn or recession would have a significant adverse effect on our operating results in future periods.

          Government regulations could harm our business.

          Legislation is periodically introduced at the state and federal levels in the United States and in foreign countries to establish a system for providing consumers with rating information about graphic violence and sexually explicit material contained in interactive entertainment software products. Under such a system, interactive entertainment software publishers are expected to communicate these ratings to consumers through appropriate package labeling and through advertising and marketing presentations consistent with each product’s rating. Many foreign countries have laws that permit governmental entities to censor the content of products, including interactive entertainment software. In some instances, we may be required to modify our products to comply with the requirement of such governmental entities, which could delay the release of those products in such countries. These delays could harm our business.

          The wireless communications industry is subject to regulation by the Federal Communications Commission and various state regulatory agencies. From time to time, legislation and regulations could be adopted that could adversely affect this industry. Changes in regulatory environments governing the wireless telecommunication industry could negatively affect our plans to offer products and services. The licensing, ownership and operation of wireless communications systems and the grant, maintenance or renewal of applicable licenses and radio frequency allocations are all subject to significant government regulation. Government regulation may have an adverse effect on the wireless telecommunications companies to which we plan to market and sell our products and services under development. Delays in receiving required regulatory approvals and licenses or the enactment of new and adverse regulatory requirements may adversely affect our ability to offer our technology and other new products and services. In addition, legislative, judicial and regulatory agency actions could negatively affect our ability to offer new technologies to wireless telecommunications companies.

Risks Related To This Offering

          Our securities have no prior market and our stock price could decline after the offering.

          Prior to this offering, there has been no public market for our common stock. Accordingly, we cannot assure you that an active trading market will develop or be sustained or that the market price of our common stock will not decline. The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are outside of our control, including:

•	actual or anticipated variations in quarterly operating results;

•	announcements of technological innovations, new products or services by us or our competitors;

•	the addition or loss of strategic relationships or relationships with our key customers;

•	conditions or trends in the wireless markets;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments or of significant new product developments or changes in business strategy;

•	legal, regulatory or political developments;

•	additions or departures of key personnel; and

•	general market conditions.

          The market price of our stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In addition, the stock market has experienced significant price and volume fluctuations that affected the market price for the common stock of many technology, communications and entertainment and media companies. These market fluctuations were sometimes unrelated or disproportionate to the operating performance of these companies. Any significant stock market fluctuations in the future, whether due to our actual performance or prospects or not, could result in a significant decline in the market price of our common stock.

Our officers and directors have substantial influence over our operations and can significantly influence matters requiring stockholder approval.

          We anticipate that our officers and directors together will collectively beneficially own approximately 63.3% of our outstanding common stock following the sale of the shares offered hereby. As a result, they have the ability to control all matters requiring approval by our stockholders, including the election and removal of directors, approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of the Company that may be viewed as beneficial by other shareholders.

          Future sales of our common stock may depress our stock price.

          If we or our shareholders sell substantial amounts of common stock in the public market following the effectiveness of this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities at a time and price that we deem appropriate. As of December 31, 2004, we have 8,805,000 shares of common stock outstanding. In addition, we have the ability to issue options and other stock-based awards under our Stock Option Plan to directors, officers, employees and consultants, and have reserved up to 2,000,000 shares of our common stock under such plan, 330,000 of which have been granted as of December 31, 2004. We also have outstanding warrants exercisable for 3,300,000 shares of our common stock as of December 31, 2004. Of the shares of our common stock that have been issued, or are issuable upon exercise of options and warrants, the 4,440,000 shares that are the subject of this registration statement will be freely tradable and the remaining shares will become eligible for sale in the public market pursuant to Rule 144. Following this offering, issuances of certain shares of our common stock or other equity interests may be at, or may be exercisable for, a price that represents a discount to the market price of our common stock, thereby diluting your investment. Sales of common stock by existing shareholders in the public market, or the availability of such shares for sale, could materially and adversely affect the market price of our common stock.

We have broad discretion on the use of any proceeds we may receive as a result of warrants being exercised, and the investment of these proceeds may not yield a favorable return.

          Our management has broad discretion over how any net proceeds from the exercise of warrants for common stock being registered in this offering are used, and we could spend most of these proceeds in ways with which our stockholders may not agree. The proceeds may be invested in ways that do not yield favorable returns. See “Use of Proceeds” for more information about how we plan to use any such proceeds.

          So-called “penny stock” rules may make it difficult for investors to sell their shares.

          Our stock may initially be a so-called “penny stock.” Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. If our common stock is subject to the penny stock rules, investors in this offering may find it more difficult to sell their shares.

Our securities have no prior market, and our stock price may decline after the offering.

Before this offering, there has not been a public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The initial price at which our common stock is sold will be set by the Company and thereafter will be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. The trading prices of many companies’ stocks have experienced significant declines from their initial offering price. The market price of our common stock may decline below our initial public offering price.

As a new investor, you will experience immediate and substantial dilution in the value of our common stock.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in net tangible book value of $     per share. If the holders of outstanding options and warrants exercise those options or warrants, you will incur further dilution. See “Dilution” for an explanation of the amount of dilution you will incur under such circumstances.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. These statements may be found throughout this prospectus, particularly under the headings “Prospectus Summary,” “Risk Factors,” “Plan of Operation,” and “Business,” among others. When used in this prospectus, the words “anticipate,” “should,” “may,” “believe,” “estimate,” “will,” “plan,” “intend” and “expect” and similar expressions identify forward-looking statements. Although we believe that our plans, intensions and expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk factors.” Our actual results could differ materially from those predicated in these forward-looking statements, and the events anticipated in the forward-looking statements may not actually occur. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by federal securities law, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

USE OF PROCEEDS

          The parties identified under “Selling Securityholders” are offering all of the shares of common stock to be sold pursuant to this prospectus. We will not receive any of the proceeds from the offer and sale of the shares of common stock by the selling shareholders. However, of the 4,440,000 shares covered by this prospectus, 3,300,000 shares are issuable upon the exercise of outstanding common stock purchase warrants at an exercise price of $2.50 per share. If these warrants are exercised in full, we will receive gross proceeds of $8,250,000 upon the exercise of the warrants, but we will not receive any of the proceeds from the subsequent resale, if any, of such shares of common stock by the selling stockholders.

          Although we have no specific plans currently, we expect to use substantially all the net proceeds from the exercise of the warrants, if any are exercised, for general corporate purposes. Our management will retain broad discretion in the allocation of the net proceeds. Pending such uses, the net proceeds to be received by us from the exercise of warrants will be invested in investment-grade, short-term, interest-bearing investments.

DILUTION

          Our net tangible book value as of December 31, 2004, was approximately $(0.0528) per share of our common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding. Purchasers of shares in this offering will experience dilution in net tangible book value per share equal to the difference between the amount per share paid by those purchasers in this offering and the net tangible book value per share of our common stock immediately after this offering. Assuming all 4,440,000 of our shares covered by this prospectus are sold, and based upon an offering price of $___  per share, our net tangible book value as of December 31, 2004 would have been approximately $___or $   per share of common stock, after deducting estimated offering expenses payable by us. In the future we may issue additional shares, options and warrants, and we may grant additional stock options to our employees, officers, directors and consultants under our stock option plan, all of which may dilute our net tangible book value.

SELLING SECURITYHOLDERS

          The following table sets forth information as of the date of this prospectus with respect to the selling shareholders and the number of shares of common stock beneficially owned by each selling shareholder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling shareholder. The selling shareholders may offer all, some or none of the shares of common stock.

	Beneficial Ownership			Number of	Beneficial Ownership
Name/Address of	Before This Offering			Shares to be	After This Offering
Shareholder	Shares		Percent	Offered	Shares	Percent
CodeFire Acquisition Corp. 3104 E. Camelback, #509 Phoenix, AZ 85016	3,900,000	(1)	44.3%	3,900,000	0	—

Fortune Labs LLC 719 Munro Street Nelson, BC V1L 3G3, Canada	590,000	(2)	6.7%	440,000	150,000	1.7%

Mattias Norstrom 2513 Laurel Avenue Manhattan Beach, CA 90266	70,000	(3)	*	20,000	50,000	*

Darryl Sydor 6139 Mimosa Lane Dallas, TX 75213	80,000	(3)	*	40,000	40,000	*

Owen Nolan 5729 Laseyne Place San Jose, CA 95138	120,000	(3)	1.4%	40,000	80,000	*

TOTAL:				4,440,000

(1)	Includes 2,900,000 shares issuable upon exercise of outstanding warrants. Mr. John Ward is the Chief Executive Officer of CodeFire Acquisition Corp. and has voting and investment authority over the shares held by CodeFire. See the disclosure under the captions “Certain Relationships and Related Transactions” and “Item 26. Recent Sales of Unregistered Securities” for a discussion of the transactions giving rise to the acquisition of these securities.

(2)	Includes 50,000 shares held by Chris Fortune, the president of Fortune Labs LLC, and 400,000 shares issuable upon exercise of outstanding warrants. Mr. Fortune has voting and investment authority over these shares. Fortune Labs LLC acquired these securities as partial consideration for the sale of software under the terms of a software purchase agreement between Fortune Labs and the Company, dated December 31, 2003. The 50,000 shares held by Chris Fortune were issued as additional compensation for Mr. Fortune’s provision of software development consulting services to us under a consulting agreement. The warrants have a term of four years, and a per share exercise price of $2.50 for the 30-day period following the effectiveness of this registration statement, and a per share exercise price of $5.00 thereafter.

(3)	Represents shares issued upon the exercise of warrants transferred to such securityholder by CodeFire Acquisition Corp. in June 2004.

* Represents less than one perclent (1%).

               Other than the information set forth under the caption “Certain Relationships and Related Transactions,” the selling shareholders have not held any positions or offices or had material relationships with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock, and no selling shareholder is a registered broker-dealer or an affiliate of a registered broker-dealer. Based on information provided to us by the selling shareholders, none of the selling shareholders had, at the time of the acquisition of the above-referenced securities, any agreement, understanding or arrangement with any other persons, either directly or indirectly, to dispose of such securities. We may amend or supplement this prospectus, from time to time to update the disclosure.

PLAN OF OPERATIONS

               The following plan of operations should be read in conjunction with “Summary Historical Financial Data” and the financial statements and related notes to those statements included elsewhere in this prospectus. This discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in the forward-looking statements.

Summary plan

               Presently, we require approximately $30,000 per month to fund our operations. This amount may increase as we expand our development efforts to include additional product offerings. Substantially all of our cash needs are attributable to research and development expenses. As of the date of this prospectus, we have funded our working capital requirements from past borrowings under our revolving line of credit (see “Certain Relationships and Related Transactions” for a discussion of our revolving credit agreement) and, to a lesser extent, from the sale of equity securities. Assuming our capital requirements remain consistent with our current growth plan, we intend to fund our working capital requirements over the next 12 months through availability under our revolving credit facility. As of the date of this prospectus, $715,000 is available for borrowing under our revolver. We currently anticipate that if our capital requirements increase and we are, therefore, required to raise additional capital, we will raise such additional funds through the sale of equity or debt securities and from the exercise of outstanding warrants. The amount of funds raised, if any, will determine what additional projects we will be able to undertake. No assurance can be given that we will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on terms acceptable to us. In addition, no assurance can be given that our outstanding warrants will be exercised, if ever, at a time when we may need such funds for our operations.

               Over the next 12 months, we plan to continue to devote research and development resources to our planned mobile phone product offerings, Fear Factor and Next Action Star, as well as development of our interactive golf and car racing entertainment software. We currently have sufficient availability under our revolving credit facility to fund operations through the planned launch of Fear Factor and Next Action Star during the first quarter of 2005.

We anticipate that it will take three months to develop the golf-related products and an additional three months to develop the car racing video game, as each is discussed below. We also plan to begin work on developing a physically interactive video game and instructional software as well as the car racing software for personal computers and console game platforms.

               The Fear Factor and Next Action Star games are being developed under our joint venture agreement with Playentertainment described below under “Business—Our Products—Mobile Phones.” Games based on professional golfer Phil Mickelson, golf swing instructor, Rick Smith and golf consultant Dave Pelz, and the car racing video game based on professional race car driver, Buddy Rice, are being developed under various agreements described below under “Business—Our Products—Mobile Phones.”

Revenue

               Although we have not yet generated revenue, our business model contemplates that we will derive revenue from two sources: one time fees charged in connection with the initial sale of our products and monthly subscriptions. We plan to generate revenue from the sale of applications for mobile phones, personal computers and console game systems.

               Mobile phone products. Our mobile phone applications will be available for download from our own website at www.teknikcorp.com and directly from mobile phone carriers. Mobile applications generate small purchase fees when they are downloaded. These revenues will be recognized in the same period that the purchase is made. Mobile products will be offered in conjunction with wireless carriers such as Verizon, AT&T, Cingular, Sprint, T Mobile Alltel and US Cellular, who will invoice the customer as part of their normal billing cycle. We also plan to offer some of our mobile products on a monthly subscription basis. We believe the majority of our recurring revenue will be generated by monthly subscription services of mobile applications. Monthly game subscriptions will also be billed and sold by the wireless carriers.

               Wireless carriers in the United States offer a favorable revenue sharing model with mobile application developers. Although we do not expect to enter into written agreements with any wireless carriers to distribute our products until we are ready to launch our Fear Factor and Next Action Star games, based on our preliminary discussions with several major domestic carriers we believe the net revenue we will receive will range from 60 to 70% of fees charged by carriers. These percentages can be negotiated up or down depending on the merits of the software. If we use an outside development team in the future, we will negotiate royalty and licensing fees to reduce development costs and to provide appropriate incentive to the hired team. In that case, the developer would receive a percentage of any net revenues as the royalty. Typically, net revenues will be computed by deducting Teknik’s and the developer’s initial and ongoing direct expenses from gross receipts. Thus, the developer’s initial costs and other ongoing costs would need to be recovered fully prior to us being able to share revenue with the developer.

               Personal computer products. Our personal computer products will generate revenue through on-line download and purchase by customers. Our personal computer product AniDragon, which was released in August 2003, has generated only nominal revenue (recorded as Miscellaneous Income) as of the date of this prospectus. AniDragon was developed primarily as a prototype product to prove the functionality of the AniGadget technology, and we do not currently anticipate devoting any resources to marketing AniDragon. This Miscellaneous Income is not the primary business purpose or intent of the Company. It relates only to online purchases of a beta version of the AniDragon software. The Company does not have any plans to actively generate sales from this product. The Company believes that the insignificant and inconsequential revenue generated from the sales of this prototype to be correctly classified as miscellaneous income.

               Console products. Future physically interactive video games and instructional software products and the car racing video game developed for console game systems will be sold through infomercials and conventional retail distribution outlets for video game software.

Expenses

               The major expense we anticipate in the near term will be the direct cost of developing, refining, and updating our mobile phone products and the beginning of additional personal computer and console products. We have incurred general and administrative expenses of approximately $207,266 for the three months ended December 31, 2004, $931,711 for the fiscal year ended September 30, 2004 and $1,182,120 from inception through December 31, 2004. In addition, we have incurred research and development cost of approximately $76,538 (unaudited) for the three months ended December 31, 2004, $2,112,868 for the fiscal year ended September 30, 2004 and $2,484,327 from inception through December 31, 2004 in connection with the development of all of our products. We anticipate that we will incur an additional $50,000 to $75,000 in expenses in developing Fear Factor if we are able to launch it in the first quarter of 2005. General and administrative expenses consist primarily of employee salaries and related payroll expenses, lease payments and utilities costs for our office facility, consulting fees, professional fees, insurance, and office expenses.

               The President and Director of Art/Animation of the Company, Corey Comstock, has extensive experience developing software products. Based on his knowledge and experience and the financial management background of the other members of management, the Company executes detailed planning of the scope and cost of each project before a development team, either internal or external, is engaged. Our modular design philosophy assists with managing these costs as smaller projects are far easier to predict and control than larger efforts. In some cases, we will license the name or likeness of a well known person, character or object, such as sports teams and venues, comic book characters, or movie stars, to include in the content under development. In the case of mobile applications, these licenses may represent a significant portion of the upfront cost of the project. The popularity of the person or object licensed can reduce the risk of the project by creating instant recognition for the end product. We intend to continue to develop our products both internally and through third parties. We expect that our research and development expenses will increase as we expand our product offerings. As the Company grows, we may need to hire additional employees in connection with the animation and software development efforts of new products.

               We will incur operational costs associated with customer support and maintaining our web presence. In the future, we believe much of the customer support for our online products may be handled online via chat messaging or e-mail. Some expense may be incurred in the future to offer customer service via phone but this will not be a requirement for our core market. Initial customer service for our mobile products will be provided by the carriers. We will maintain our website and application servers in a professional hosting environment. The expenses incurred to maintain a professional web presence consist of hosting space, including security, redundant power supply, and fire suppression, as well as access to redundant broadband networks, personnel to conduct preventive and emergency site maintenance, and backup/disaster recovery systems.

               Sales and marketing expenses will consist primarily of salaries and related expenses for our direct sales force and marketing personnel, commissions to independent sales staff, marketing programs and advertising campaigns. Management intends to use its experience and connections within the software industry to promote and market our products. We expect to see a significant increase in sales and marketing expense when operations commence and we expand our product offerings and launch an international presence.

               General and administrative expenses consist primarily of salaries and related expenses for finance and other administrative personnel, facilities and occupancy charges, professional fees and bad debt expense. We expect our general and administrative expenses to increase as we expand our staff, build our infrastructure, grow our business and incur costs associated with being a public company. As a percentage of revenue, we expect to see a reduction in general and administrative expenses as our revenues increase.

               We experienced a significant increase in our expenses in the fourth quarter of the fiscal year ended September 30, 2004, which increase is primarily attributable to one-time, non-recurring charges incurred during the quarter. These expenses, which are non-cash charges, consist of the following:

          • a non-cash expense of $780,000 relating to the issuance of warrants to CodeFire Acquisition Corp. under the Company’s Exchange Agreement with CAC;

          • a non-cash expense of $40,000 for the issuance of warrants to Fortune Labs, Inc. under the Company’s Software Purchase Agreement with Fortune Labs; and

          • a non-cash expense of $1,375,000 for the issuance of common stock to Gaylord Sports Management, LLC, Rick Smith Enterprises, Mickelson, Inc. and Independent Golf Research Corporation, under various sponsorship and development agreements with such parties.

               In the fiscal year ended September 30, 2004, we made the following issuances of common stock in connection with services performed for us during fiscal 2004:

          • a bonus of 250,000 shares (valued and expensed at $0.50 per share) to Mr. Comstock for services performed under his employment agreement relating to his assumption of responsibilities as President beginning in April 2004;

          • a bonus of 5,000 shares (valued and expensed at $0.50 per share) to Todd Felte for game consulting services provided from February 2004 to April 2004;

          • a bonus of 50,000 shares (valued and expensed at $0.50 per share) to Brian Harper for game consulting services provided from February 2004 to April 2004;

          • 25,000 shares of common stock (valued and expensed at $0.50 per share) to Mr. Eaton in connection with his resignation in May 2004;

          • 250,000 shares to Gaylord Sports Management (valued and expensed at $2.50 per share, the price at which warrants were exercised in the third quarter of fiscal 2004) under the terms of our Representation Agreement with Gaylord Sports Management;

          • 250,000 shares to Mickelson, Inc. (valued and expensed at $2.50 per share, the price at which warrants were exercised in the third quarter of fiscal 2004) under the terms of our Sponsorship and Development Agreement with Mickelson, Inc.;

          • 25,000 shares to Independent Golf Research Corporation (valued and expensed at $2.50 per share, the price at which warrants were exercised in the third quarter of fiscal 2004) under the terms of our Sponsorship and Development Agreement with Independent Golf Research Corporation; and

          • 25,000 shares to Rick Smith Enterprises (valued and expensed at $2.50 per share, the price at which warrants were exercised in the third quarter of fiscal 2004) under the terms of our Sponsorship and Development Agreement with Independent Rick Smith Enterprises.

               We may continue to utilize this form of compensation for services performed for us in the future.

Liquidity and capital resources

          Our primary sources of liquidity are proceeds from past borrowings under our revolving line of credit and, to a lesser extent, proceeds from the sale of equity securities. Our line of credit has a term of one year (renewable annually on March 1), and is being provided by a related party, CodeFire Acquisition Corp., or CAC, which holds 11.4% of our issued and outstanding common stock. There are no material affirmative or negative covenants under our line of credit. We had borrowing availability under the line of credit of $500,000 at December 31, 2003, and borrowed $25,000 under the line of credit through September 30, 2004 and an aggregate of $285,000 through December 31, 2004. Accordingly, as of September 30, 2004 and December 31, 2004, we had borrowing availability of $475,000 and $215,000, respectively, under the line of credit. As of December 31, 2004, we had cash and equivalents amounting to $40,841 and prepaid expenses of $10,387. Our liquidity needs are primarily to fund working capital requirements, including general and administration and developmental expenses. The largest use of our funds is developmental expenses, consisting primarily of salaries and related expenses.

          As of December 31, 2004, we had total current liabilities of $489,920 and had total current assets of $51,228, with our liabilities exceeding our assets by $438,692. As of December 31, 2004 and September 30, 2004, the Company has a note payable to CAC for amounts owing under the revolving line of credit, in the aggregate amount of and $285,000 and $25,000, respectively. The note bears interest at the rate of 7% interest per annum and, as a result of an extension negotiated with CAC, is due on March 1, 2006. As of December 31, 2004 and September 30, 2004, there was interest accrued on the note of $2,888 and $15,349, respectively. At December 31, 2003, we had drawn an aggregate of $500,000 on the line of credit. Under an exchange agreement dated December 31, 2003, the principal amount of this debt was converted into 1,000,000 shares of common stock of the Company, thereby reestablishing our borrowing availability of $500,000 under the line of credit. As a result of borrowings in 2004, in the aggregate, of $285,000, as of December 31, 2004, we had borrowing availability of $215,000 under the line of credit. On February 23, 2005, we renewed the revolving credit facility for an additional year, extending the facility through March 1, 2006, and extending the deadline for amounts due on the note associated with our borrowings under the facility from March 1, 2005 to March 1, 2006. We also renegotiated the aggregate borrowing amount of the facility with CAC, increasing the aggregate amount of the facility from $500,000 to $1,000,000. See “Certain Relationships and Related Transactions” for a discussion of our revolving credit agreement. Accordingly, as of the date of this prospectus, we have borrowing availability under our revolving line of credit of $715,000.

          As a result of the renewal and the increase in borrowing availability under the revolving credit facility, management believes that its borrowing capacity under its revolving line of credit, together with future sales of equity or debt securities, will provide the Company with its immediate financial requirements to enable it to continue as a going concern. The raising of additional capital in public or private markets will primarily be dependent upon prevailing market conditions and the demand for the Company’s products and services. No assurances can be given that the Company will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on terms acceptable to the Company. In the event we are unable to raise additional funds, we could be required to either substantially reduce or terminate our operations. Except for the factors set forth in the section of this prospectus related to “Risk Factors,” we are not aware of any material trend, event or capital commitment, which would potentially adversely affect our liquidity.

          Although we are currently able to pay our debts as they become due, if our expenses exceed our borrowing availability, which we do not presently anticipate, we may not have sufficient cash to satisfy our liquidity needs for the upcoming twelve months. As a result of the operating losses and negative cash flows incurred since our inception in January 2003, our independent auditor has included an explanatory paragraph in its report on our financial statements, expressing substantial doubt regarding our ability to continue as a going concern. This means that the auditor questions whether we can continue in business. Investors in our securities should carefully review the report prepared by our auditor. Our ability to continue in the normal course of business is dependent upon our access to additional capital, as discussed above, and the success of our future operations. The success of our future operations is dependent on our ability to deploy our products and applications, generate significant revenue from the sale of our products and product applications and licensing of related products and services and establish and maintain broad market acceptance for our products.

Off-Balance sheet arrangements

          We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we have not entered into any derivative contracts nor do we have any synthetic leases.

BUSINESS

Company Overview

          Teknik Digital Arts publishes interactive video game and instructional software for play on mobile telephones, personal computers and video game consoles. We have developed a prototype game and order processing system for personal computers and plan to shortly launch mobile phone video games we have developed based on highly visible, exclusively-licensed consumer content. We plan to continue to license highly visible consumer content, such as popular motion pictures, television shows, characters, and sports figures, and develop mobile phone, personal computer and console entertainment applications based on these licensed properties.

          We plan to launch mobile phone games based on Fear Factor and Next Action Star during the first quarter of 2005. We have also obtained an exclusive license to develop a mobile phone game around professional golfer Phil Mickelson, which will include an instructional series developed by Mickelson’s short game teacher, Dave Pelz and his swing coach, Rick Smith. Since our inception, our aggregate expenditures of $3,667,772 have been devoted primarily to research and development efforts.

          We have assembled a team with not only the creative expertise to generate compelling content but also the technical expertise to enable development of products across the mobile phone, personal computer and console game system platforms. Our principals have previously worked with companies and people such as DreamWorks Interactive, DreamWorks Animation and SquareSoft. We intend to leverage the reputations that our management team has built in the industry to form strategic partnerships that we believe will enable us to create or license digital content that is truly distinctive.

          Customers will order and download mobile phone games through their mobile phone carriers, who will charge customers through their monthly phone bills and retain a percentage of these fees before remitting the balance to us. Our personal computer product, AniDragon, is offered for download from our website and we will offer future personal computer applications for download. Electronic distribution of both our personal computer and mobile phone applications relieves us of the typical distribution challenges, such as packaging, shipping and the management of physical inventories.

          As of December 31, 2004, we had three full time employees, including one in product development, one in sales and marketing and one in finance, general and administrative. We intend to hire additional employees as needed. We also retain independent contractors to provide various services, primarily in connection with our software development and sales activities. We are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good.

Our Strengths

          We believe that our competitive strengths include the following:

          Multiple Platforms. We plan to compete in three segments of the electronic game industry: mobile phones, personal computers and console systems. Having products and technical experience in these three industry segments will allow us to be free from dependence on, and exposure to, trends in one segment alone.

          Highly Visible Consumer Content Licenses and Strategic Relationships. Our licenses for Fear Factor, Next Action Star and Phil Mickelson golf and our relationship with Gaylord Sports Management Group, LLC are the result of our commitment to identifying significant licensing opportunities in the sports and entertainment industries, and exploiting such opportunities to develop compelling content for mobile phones, personal computers and console game systems.

          Innovative, Experienced Creative Management. Our creative team led by President Corey Comstock, who was Director of Animation on the Academy Award winning movie Shrek, has extensive experience in the development of unique video games and software applications for wireless devices, personal computers and game consoles. We anticipate building on his reputation in the entertainment industry to secure additional licenses for brand-name intellectual property.

Our Strategy

     Our primary growth strategies are as follows:

•	We contemplate entering into additional strategic licensing agreements with respect to high-profile intellectual properties, such as popular motion pictures, television shows, characters, and sports figures, and developing and marketing video games based on these licensed properties.

•	We anticipate assuming the role of publisher or developer, as appropriate, for potential products, outsourcing development activities as we deem advisable to mitigate certain risks and manage up-front expenditures.

•	We intend to focus our marketing efforts with respect to the video games that we develop to generate monthly subscription revenues.

     In order to begin executing on these strategies, we have entered into a joint venture with Playentertainment, a marketing/representation agreement with Gaylord and are developing our own business relationships to enter into strategic licensing agreements with respect to high-profile intellectual properties, such as popular motion pictures, television shows, characters, and sports figures, and developing and marketing video games based on these licensed properties. The Next Action Star and Fear Factor games, currently anticipated to be launched during the first quarter of 2005, are the first products to be developed through this joint venture. While licenses reduce the overall return of a product, we believe the name recognition and goodwill associated with the licensed property helps mitigate product development risks.

     In addition to the numerous products that we are actively developing, we also contemplate outsourcing development activities with respect to certain licensed properties, when appropriate, to mitigate certain risks and manage up-front expenditures. To the extent we project that development of an application based on a licensed property will be labor-intensive and will require significant allocations of money, we may elect to outsource certain development activities, possibly through a revenue-sharing agreement. Assuming the role of publisher in this manner permits us to defray certain front-loaded expenses and manage the volume of our in-house development efforts.

     Technology, market demographics, and distribution channels vary enormously between the mobile phone, personal computer and console game system marketplaces. We intend to tailor our marketing efforts accordingly. Major differences between platforms, network operations, and demographics of users will dictate the way we approach each project.

     We believe the core market for our mobile products will be teenagers and young adults in urban markets. Young consumers display the characteristics that match best with our products. This group is mobile, is technologically savvy, stays in close contact with peers, and plays video games. We will initially focus on the urban market because we believe that is where the carriers will focus when building out their next generation networks.

     Our personal computer games and online content will be targeted to unique niche markets where existing products do not exist or are deemed by management to be weak.

Our Products

     Mobile Phones. Our mobile phone products under development include games Fear Factor and Next Action Star and the Phil Mickelson golf game with the Dave Pelz and Rick Smith instructional segments.

     Fear Factor and Next Action Star games. We plan to launch Fear Factor and Next Action Star during the first quarter of 2005. We developed these games under a joint venture with Playentertainment. Both of these products are based on popular television programs for which Playentertainment acquired the game rights to. We are currently developing these video games for mobile devices using the J2ME platform, and anticipate entering into agreements to develop these video games on the BREW platform utilized by Verizon.

     In March 2004, we entered into a joint venture agreement with Playentertainment to develop and market videogames for mobile and console applications, based on licensed high-profile television, motion picture, comic book and celebrity properties. The manager of Playentertainment, L.L.P., Lawrence E. Meyers, has more than twenty years’ experience in the entertainment industry, and formed Playentertainment, L.L.P. in 2003 for the purpose of leveraging his contacts with broadcast and cable networks, celebrities, movie studios and other organizations to negotiate licensing agreements to develop and market videogames for mobile and console applications. Under the terms of the joint venture, Playentertainment assigned the Next Action Star and Fear Factor mobile licenses to the joint venture, and will sell the rights under future license agreements to the joint venture on terms mutually agreeable to Playentertainment and Teknik, and Teknik will perform the game development, publishing, distribution and accounting functions, and will provide financing for the joint venture. As of the date of this prospectus, the Fear Factor and Next Action Star games are substantially completed and are currently anticipated to launch during the first quarter of 2005.

     Under the terms of the joint venture agreement, we have a 50% ownership interest in the joint venture, and we will be allocated 50% of the net profits and losses attributable to video games published under the Next Action Star license and 60% of the net profits and losses to video games published under all other titles. The joint venture agreement entitles Playentertainment to convert its 50% ownership interest in the joint venture into 200,000 shares of restricted common stock during the first two years of the joint venture. In connection with the research and development efforts currently anticipated in connection with the joint venture, we do not expect to purchase or sell any significant equipment or property, but it may be necessary to increase the number of our employees.

     The license for the Fear Factor game grants a five-year exclusive license, in the U.S. and English-speaking Canada, to develop and publish mobile video games for console and personal computer applications using the title, names, logos, trademarks, art work, photographs and related marks and design associated with the “Fear Factor” television show. The license automatically renews for one additional year if a certain minimum guaranteed royalty is met. The license agreement for the Next Action Star game grants a five-year global license to develop and publish video games, for console, personal computer and wireless applications, using the name, logo, content-ideas and copyrights associated with the “Next Action Star” television show. The term of the license may be extended if we are able to meet certain royalty thresholds.

     Phil Mickelson Game and other interactive golf entertainment software. We have recently entered into multiple agreements under which we will develop interactive golf entertainment software. Under a representation agreement with us, Gaylord will assist us for three years in identifying and obtaining licenses with professional athletes and sponsors for our video games, and will be our exclusive representative for all baseball and golf licensing and sponsorships. As consideration for entering into this agreement, we issued Gaylord 250,000 shares of our restricted common stock. The fair value of these shares is $2.50 per share.

     Under a three year license agreement with Mickelson, Inc., we will develop, publish and market interactive entertainment software relating to the sport of golf, featuring professional golfer Phil Mickelson. As consideration for entering into this agreement, we issued Mickelson, Inc. 250,000 shares of our restricted common stock. The fair value of these shares is $2.50 per share. Mickelson, Inc. may elect to receive up to 250,000 shares of our common stock and a warrant to purchase an additional 500,000 shares at $1.00 per share, in lieu of cash, for all or any portion of the royalties Mickelson, Inc. earns under the agreement. Because this software is still under development, and we have generated no revenues relating to this product, Mickelson, Inc. does not currently have the right to elect to so convert its royalties.

     Under a three year license agreement with Rick Smith Enterprises, or “RSE”, we will develop, publish and market golf instruction software, featuring golf swing instructor, Rick Smith.

     Finally, under a three year license agreement with Independent Golf Research Corporation, or “IGR”, IGR will provide us with VHS video footage of Dave Pelz, a golf consultant, presenting short game or putting tips, from which footage we will produce mobile instructional segments to be included in our Phil Mickelson Game.

     Buddy Rice car racing video game. Under a three-year license agreement with Buddy Rice Racing, Inc., we will develop, publish and market a car racing video game for mobile, personal computer and console applications, featuring professional race car driver, Buddy Rice. As compensation under the agreement, Buddy Rice Racing, Inc. will receive royalties on net product sales, and may elect, during the first two years of the agreement, to convert its right to receive such royalties into 100,000 shares of restricted common stock and a three-year warrant to purchase 250,000 shares at $2.50 per share. Because this software is still under development, and we have generated no revenues relating to this product, Buddy Rice Racing, Inc. does not currently have the right to elect to so convert its royalties.

     Personal Computers. We have developed two products for personal computers, AniGadget and AniDragon. We developed AniGadget as an automated technological platform that allows the end user to order software applications from their personal computer. The development of the AniGadget technology will allow the company to distribute future personal computer games and applications online. We released the prototype game AniDragon in August 2003. AniDragon is part virtual pet and part living art using our simulated 3-D technology. We have not devoted marketing efforts to AniDragon and developed both AniGadget and AniDragon in order to refine the core technologies upon which we will develop future personal computer products. We offer AniDragon for download from the website www.anidragon.com, and we will offer future personal computer applications for download.

     Following the release of the Buddy Rice racing game for mobile phones, we anticipate developing this software for personal computer applications.

     Console Game Systems. We plan to develop physically interactive games for personal computers and consoles such as Nintendo Gamecube, the Xbox and PlayStation game systems. In October 2004, we entered into a joint venture agreement with PEP PAD, LLC to develop, publish and market physically interactive performance enhanced video games for personal computer and console applications, based on certain proprietary software, referred to as the SDK software, licensed by PEP PAD, LLC, for performance enhancement fitness related pressure sensitive mats connected to a personal computer. Under the terms of the joint venture, PEP PAD, LLC assigned its rights in the SDK software license to the joint venture, and will sell the rights under future license agreements to the joint venture on terms mutually agreeable to PEP PAD, LLC and Teknik. Teknik will perform the game development, publishing, distribution and accounting functions, and will provide financing for the joint venture. As of the date of this prospectus, we have one physically interactive video game application completed and in beta testing, and currently anticipate launching this product during the third quarter of 2005.

     Under the terms of the joint venture agreement, we have a 50% ownership interest in the joint venture, and we will be allocated 50% of the net profits and losses attributable to video games published under the joint venture. The joint venture agreement entitles PEP PAD, LLC to convert its 50% ownership interest in the joint venture into shares of restricted common stock commencing one year after of the date of the joint venture agreement. PEP PAD, LLC, shall have the right to convert its membership interest into the number of shares (not to exceed one million shares) obtained by dividing ten (10) times the share of the net pre-tax earnings of the joint venture for the most recent fiscal year allocated to PEP PAD, LLC by the prior 90 day average market price per share of common stock (if publicly traded on a recognized stock exchange at the time of conversion) or the market price per share of the common stock as determined in good faith by our Board of Directors. In connection with the research and development efforts currently anticipated in connection with the joint venture, we do not expect to purchase or sell any significant equipment or property, but it may be necessary to increase the number of our employees.

     Under a three-year endorsement and services agreement, Phil Simms, former New York Giant Super Bowl quarterback and current CBS Sports football analyst, has agreed to be the company’s spokesman for its physically interactive video games and instructional product line. As consideration for entering into this agreement, we issued Phil Simms 20,000 shares of our restricted common stock, valued and expensed at $2.50 per share. Additionally, Phil Simms may elect to receive our common stock, in lieu of cash, for a portion of the royalties earned under the agreement. Because this software is still under development, and we have generated no revenues relating to this product, Phil Simms does not currently have the right to elect to so convert these royalties. We expect to launch the first physically interactive video game the third quarter of 2005. We are planning to distribute this product nationwide initially by mail order through infomercial advertisements.

     Following the release of the Buddy Rice racing game for mobile phones, we anticipate developing this software for console applications.

Our Markets

     With the coming launch of Fear Factor, Next Action Star and the future mobile phone games we will develop based on licensed highly visible consumer content, we will primarily compete in the relatively new and growing mobile phone game segment. As we develop commercial products for release in the personal computer and game console segments, we will compete in larger, more established markets which will bring both increase opportunity and competition.

     Mobile applications market. According to published reports, market research firm Arc Group estimates that worldwide mobile game sales totaled $1.1 billion and could reach $8.4 billion worldwide by 2008. These same estimates put the current United States market size at $200 million and approximately $600 million in Europe.

     According to published reports, Gartner Inc. estimates that sales of mobile devices were up 35 percent in the second quarter of 2004 with sales projected to reach 650 million units for the entire year. Many of the new phones have color screens, extra memory, fast processors and other enhancements, making them attractive video game machines. Like custom ring tones and graphics, the games are downloaded directly to the phone and usually cost a few dollars a month. As phone technologies evolve, customers will demand applications that are similarly compelling. We plan to utilize compatible technologies to create unique, sophisticated applications to meet that demand.

     Growth in domestic data traffic over wireless networks will be driven by improving handset technology, by offering phones with color screens, cameras, faster processors and more memory, by third generation network infrastructure investment by carriers and by the rapid penetration of mobile services into the 14- to 24-year-old market in the United States. We believe the demand for compelling content will grow as mobile network operators seek to differentiate themselves. Offering unique software applications like chat features, games and picture sharing has the potential to increase revenue by attracting new customers, increasing traffic flow across the network, and increasing customer loyalty and allowing providers to charge customers for this content.

     As an incentive to developers of content, domestic carriers have offered revenue sharing plans to their software application developers. We are currently in discussions with a number of domestic wireless carriers to distribute our applications. Based on these preliminary discussions, we believe we will be able to enter into agreements with a revenue split allowing the company retain 60-70% of the revenues wireless carriers will charge customers to download our games. Although numerous competitors have entered the domestic market to meet the demand of mobile carriers for digital content, we believe the mobile game market is relatively early in its development and we intend to exploit this emerging marketplace opportunity.

     Personal computer and console markets. The market for games developed for the personal computer and console game systems are well established and dominated by larger developers such as Electronic Arts, Microsoft and Nintendo. Games in both market segments are increasingly being offered with the capability to become multi-player through on-line gaming.

     Personal computer game companies such as Lineage, Everquest and The Sims Online, often provide the actual mechanism for playing their games on CD–ROM’s and then create communities where consumers can come together to play with and against each other. Similarly, the Sony PlayStation and Microsoft Xbox game consoles have been developed to allow multiplayer games through internet connections.

     We believe that as we develop games for these platforms, we will be competing in a growing market and will be uniquely positioned to leverage our experience in developing mobile phone games into the personal computer and console game system markets.

Description of Property

     Our headquarters are located in Scottsdale, Arizona where we occupy approximately 1,700 square feet of office space under a real property lease that expires November 30, 2007. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available in the future to replace our existing facilities, if necessary, or accommodate expansion of our operations.

MANAGEMENT

Directors and Executive Officers

     Set forth below is information concerning our current directors, executive officers and other key employees.

Name	Age	Position

John R. Ward	48	Chairman, Chief Executive Officer and Chief Financial Officer

Corey Comstock	46	President, Director of Art/Animation and Director

Name	Age	Position

Benjamin Robins	48	Director

Kristine E. Ward	54	Secretary and Treasurer

     John R Ward. Mr. Ward has been our Chairman and Chief Executive Officer since inception. From inception to August 2004, he served as President. He currently also serves as our Chief Financial Officer In addition to serving as Chairman of Codefire Acquisition Corp., Mr. Ward has served as Managing Director of Swiss Capital Management for seven years, where his responsibilities included identifying and analyzing investment opportunities for this private investment–banking firm.

     Corey Comstock. Mr. Comstock joined us as Art/Animation director in July 2003, and has been designing, illustrating, and animating with computers for more than two decades and became President in August 2004. He began his computer design career in 1981 at Pacific Aquascape working on projects such as The Westin Maui, The Hyatt Waikaloa, and Kelowna Waterfront Park. He subsequently moved into the interactive field working for Interplay and Dreamworks Interactive where he directed, modeled, and animated for many games including Stonekeep, Heart of the Alien, Virtual Life, and The Lost World. In 1997, Mr. Comstock moved to Dreamworks Animation as lead animator on the 3D animated film Shrek, where he was responsible for visual development and animation of the title character. Since then he has worked as an independent contractor on several projects including the games Lego Alpha Team and Warpath: Jurassic Park. Corey’s work has been published in CADence, Landscape Architect and Specifier magazines, as well as being featured in GamePro, Gamefan, Game Players, VideoGames, Electronic Gaming Monthly, and The Web.

     Benjamin D. Robins. Benjamin Robins was appointed to the board of Teknik Digital Arts, Inc. in June of 2004. Mr. Robins is currently President of BDR Management, an international sports marketing and management firm. Prior to that, he held executive management positions with Advantage International, Adidas, and for over ten years acted as Tour Manager for the ATP professional tennis tour. Mr. Robins graduated from the J.L. Kellogg Graduate School of Management- Northwestern University with a Master of Management (MBA) degree.

Compensation Committee

     In February 2004, our board of directors established a compensation committee, composed of John Ward and Corey Comstock. The compensation committee is responsible for the design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of our Stock Option Plan, including the approval of grants under such plan to our employees, consultants and directors. Our board of directors may establish other committees to facilitate the management of our business.

     The board of directors has not established an audit committee.

Director Compensation

     We currently do not provide compensation to our non-employee directors for serving on our board of directors or for attendance at meetings of the board of directors and the committees of the board of directors on which they serve. Non-employee directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors and committees of the board of directors. Employee directors are eligible to receive option grants under our Stock Option Plan. Non-employee directors may each receive grants of options to purchase a number of shares of our common stock from time to time as determined by our board of directors.

Limitations On Liability And Indemnification Of Directors And Officers

     Our certificate of incorporation limits the liability of our officers and directors to the fullest extent permitted under Nevada law. In addition, our bylaws provide for the indemnification of our directors, officers, employees or agents against reasonable costs and expenses, including attorneys’ fees, actually incurred in connection with actual or threatened suits or proceedings, whether civil, criminal, administrative or investigative, even for actions brought by or on behalf of Teknik. We must indemnify such individuals if they have acted in good faith and on the reasonable belief that their actions were not adverse to Teknik.

     We have maintained directors’ and officers’ liability insurance as a private company and will reexamine our levels of coverage after this offering.

     We believe that these indemnification provisions and this insurance are necessary to attract and retain qualified directors and executive officers.

EXECUTIVE COMPENSATION

     The table below sets forth the cash and non-cash compensation earned by our Chief Executive Officer and employees whose earnings during the period from January 29, 2003 (inception) through September 30, 2003, and this fiscal year ended September 30, 2004 exceeded $100,000.

Summary Compensation Table

		Annual			Long-Term
		Compensation			Compensation
					Securities
Name and					Underlying
Principal				Other Annual	Stock	LTIP	All Other
Position(1)	Year	Salary	Bonus	Compensation	Options	Payouts	Compensation
John R. Ward Chairman, CEO and CFO (2)	2004	0	0	0	0	0	0
	2003	0	0	0	0	0	0

Corey Comstock President and Director of Art & Animation (3)	2004	$100,000	0	$125,000	50,000	0	0
	2003	$45,833	0	$250	50,000	0	0

Anthony Eaton (1)(4)	2004	$10,000	0	$12,500	0	0	0
	2003	0	0	$25	0	0	$24,067	(5)

(1)	The disclosure in this table (and in subsequent tables in this prospectus) for Corey Comstock has been provided for informational purposes only and in light of his status as a significant employee of the Company. The disclosure in this table for Anthony Eaton has similarly been provided for informational purposes only. Mr. Eaton joined the Company as Chief Financial Officer in February 2004 and resigned in May 2004.

(2)	Mr. Ward accepted no salary from the Company for the fiscal year ended September 30, 2003. As of the date of this prospectus, Mr. Ward continues to accept no salary from the Company.

(3)	Under the terms of his employment agreement with the Company, Mr. Comstock is entitled to an annual salary of $100,000. The amount of salary for 2003 reflected in this table for Mr. Comstock reflects 5 1/2 months of compensation under his employment agreement. On July 1, 2003, Mr. Comstock was issued 250,000 shares of common stock (valued at the par value of $0.001 per share) and options to purchase 50,000 shares of common stock, pursuant to his employment agreement. See “Employment Agreements”. Additionally, in April 2004, our board of directors granted Mr. Comstock a bonus of 250,000 shares of common stock (valued at $0.50 per share) for assuming the responsibilities of President in April 2004. On December 31, 2003, Mr. Comstock was issued options to purchase 50,000 shares of common stock, pursuant to his employment agreement. Mr. Comstock’s other annual compensation reflects the value of the shares issued.

(4)	Other annual compensation reflects the fair market value of 25,000 shares of common stock issued to Mr. Eaton in fiscal 2003 (valued at the par value of $0.001 per share) in connection with consulting services performed by

Mr. Eaton in fiscal 2003, and 25,000 shares issued in fiscal 2004 (valued at $0.50 per share) in connection with Mr. Eaton’s resignation.

(5)	Includes compensation received in fiscal 2003 pursuant to Mr. Eaton’s consulting agreement, prior to his employment with us.

     The table below contains information on grants of stock options to the key officers, directors and employees during the period from January 29, 2003 (inception) through September 30, 2004.

Option Grants In Last Fiscal Year
(Individual Grants)

     The following table sets forth for each executive officer, information concerning individual grants of stock options during the 2004 and 2003 fiscal years. Options were granted at an exercise price equal to the fair market value of our common stock at the date of the grant. In determining the fair market value of our common stock, the board of directors considered various factors, including our financial condition and business prospects, operating results, the absence of a market for the common stock and risks normally associated with investments in companies engaged in similar businesses.

			Percent of Total
		Securities	Options Granted to
		Underlying Options	Employees in fiscal	Exercise Price
Name	Fiscal Year	Granted (#)	year	($/share)	Expiration Date
Corey Comstock	2004	50,000	100%	$1.00	12/31/07

	2003	50,000	12.2%	$1.00	12/31/06

Stock Option Plan

     On December 31, 2003, Teknik adopted its 2004 Stock Option Plan. The Option Plan provides that certain options granted there under are intended to qualify as “incentive stock options” within the meaning of Section 422A of the United States Internal Revenue Code, while non-qualified options may also be granted under the Option Plan. Incentive stock options may be granted only to employees of Teknik, while non-qualified options may be granted to non-executive directors, consultants and others as well as employees. The Option Plan is administered by our board of directors, and we have reserved 2,000,000 shares of common stock under the Option Plan, subject to adjustment for changes in our capital structure, for issuance to employees, officers, directors and consultants of Teknik. If an option expires, wholly or partially unexercised, is terminated or canceled, or is subject to our repurchase option, then the common stock allocable to the unexercised portion of such expired, terminated or canceled option, and such repurchased shares, as applicable, become available again for issuance under the Option Plan.

     No option may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, an option may be exercised only by him. Subject to certain limitations, non-statutory stock options may be assignable or transferable to the extent permitted by the board, in its discretion, and as set forth in the relevant option agreement. Upon termination of employment of an optionee by reason of death or disability, his option remains exercisable for one year thereafter to the extent it was exercisable on the date of such termination. Upon termination of employment of an optionee by reason of a change of control of Teknik, his option remains exercisable for six months thereafter to the extent it was exercisable on the date of such termination. In the event of termination of employment of an optionee for cause, the option shall terminate and cease to be exercisable immediately upon termination. Upon termination of employment of an optionee by any reason other than the foregoing, his option remains exercisable for three months thereafter to the extent it was exercisable on the date of such termination. The deadlines to exercise options may be extended as necessary to permit optionees to comply with the securities laws.

     Options under the Option Plan must be granted within 10 years from the effective date of the Option Plan. No option shall be exercisable after 10 years following the date on which such option was granted, and for certain optionees, incentive stock options shall not be exercisable after 5 years following the date on which such option was granted. Subject to certain limitations, options granted under the Option Plan permit payment of the exercise price in cash, by delivery to us of shares of common stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised, by assignment to us of the proceeds of a sale or loan, by promissory note, by such other consideration as may be approved by our board of directors, or by a combination of these methods of payment. Under the Option Plan, stock appreciation rights may also be granted with respect to an option.

     For further information related to the Option Plan, see Note 3 to our financial statements.

Employment Agreements

     Effective July 1, 2003, we employed Corey Comstock under a 2.5-year employment agreement as our Art/Animation Director. The employment agreement automatically renews for additional one-year terms unless either party terminates it prior to renewal. Mr. Comstock’s employment agreement calls for an annual gross salary of $100,000, payable semi-monthly. Mr. Comstock’s salary may be subject to salary reduction programs for senior executives, and will be reviewed annually by the board of directors. Also in accordance with his employment agreement, on July 1, 2003, we granted Mr. Comstock 250,000 shares of our common stock as additional consideration of employment. Mr. Comstock’s employment agreement entitles him to fully vested options to purchase 50,000 shares of our common stock upon completion of the first six (6) months of employment, and fully vested options to purchase 50,000 shares of our common stock for each full year of employment thereafter, for up to two years for a maximum of 150,000 shares. All such options shall be exercisable at an exercise price of $1.00 per share, and will expire three (3) years after the date of issuance. As part of his employment, Mr. Comstock also entered into an agreement under which inventions relating to our business or products that Mr. Comstock makes, conceives, reduces to practice or otherwise learns, either alone or jointly with others, during the term of his employment are the sole and exclusive property of Teknik, and Mr. Comstock assigns all royalties or other consideration relating to such inventions to us.

PLAN OF DISTRIBUTION

     The selling shareholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. There is no assurance that the selling shareholders will sell any or all of the common stock in this offering or that they will ever exercise any of the warrants held by them. The selling shareholders may use any one or more of the following methods when selling shares:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers.

•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

•	An exchange distribution following the rules of the applicable exchange.

•	Privately negotiated transactions.

•	Short sales or sales of shares not previously owned by the seller.

•	A combination of any such methods of sale any other lawful method.

The selling shareholders may also engage in:

•	Short selling against the box, which is making a short sale when the seller already owns the shares.

•	Other transactions in our securities or in derivatives of our securities and the subsequent sale or delivery of shares by the shareholders.

•	Pledging shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer to sell the pledged shares.

     Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from selling shareholder in amounts to be negotiated. If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive a commission from the purchaser in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     Penny Stock Rules. Our common shares are subject to the “penny stock” rules that impose additional sales practice requirements because our common shares are below $5.00 per share. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of the common shares and must have received the purchaser’s written consent to the transaction prior to the purchase. The “penny stock” rules also require the delivery, prior to the transaction, of a risk disclosure document mandated by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer must also disclose:

•	the commission payable to both the broker-dealer and the registered representative,

•	current quotations for the securities, and

•	if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market.

     Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     These rules apply to sales by broker-dealers to persons other than established customers and accredited investors, generally defined as those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse, unless our common shares trade above $5.00 per share. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our common shares, and may affect the ability to sell the common shares in the secondary market as well as the price at which such sales can be made. Also, some brokerage firms will decide not to effect transactions in “penny stocks” and it is unlikely that any bank or financial institution will accept “penny stock” as collateral.

     Underwriter Status. The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be considered to be “underwriters” within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

     Because selling shareholders may be deemed an “underwriter” within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements.

     We are required to pay all fees and expenses incident to the registration of the shares in this offering. However, we will not pay any commissions or any other fees in connection with the resale of the common stock in this offering. We have agreed to indemnify the selling shareholder, and the officers, directors, employees and agents, and each person who controls any selling shareholder, in certain circumstances against liabilities, including liabilities arising under the Securities Act. The selling shareholders have agreed to indemnify us and our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

     If the selling shareholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between that selling shareholder and the broker-dealer.

     Determination of Offering Price. Prior to this offering, there has been no public market for our common stock. The initial price at which the common stock is sold will be set by the Company and thereafter will be based on market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of December 31, 2004, certain information with respect to beneficial share ownership by each of our executive officers and directors, by all executive officers and directors as a group and by all persons known to management to own more than 5% of our outstanding common stock. Except as otherwise indicated, the shareholders listed have sole investment and voting power with respect to their shares. The amounts and percentages are based on 8,805,000 shares of common stock outstanding as of December 31, 2004.

	Number of
	Common Shares		Percent of
Name of Beneficial Owner	Beneficially Owned		Outstanding shares
John R. Ward	6,716,000	(1)	57.4%
Corey Comstock	600,000	(2)	6.7%
Benjamin Robins	100,000		1.1%
CodeFire Acquisition Corp.	3,900,000	(3)	33.3%
John Skeel	500,000		5.7%
Fortune Labs LLC	590,000	(4)	6.4%
All officers and directors as a group (4 persons)	7,416,000		62.8%

(1)	Includes 3,900,000 shares held by CodeFire Acquisition Corp., of which Mr. Ward is the president.

(2)	Includes 100,000 shares issuable upon exercise of outstanding options.

(3)	Includes 2,900,000 shares issuable upon exercise of outstanding warrants.

(4)	Includes 50,000 shares held by Chris Fortune, the president of Fortune Labs LLC, and 400,000 shares issuable upon exercise of outstanding warrants.

DESCRIPTION OF CAPITAL STOCK

Common Stock

     Under our articles of incorporation, we are authorized to issue up to 50,000,000 shares of common stock, par value $0.001 per share. As of the date of this prospectus, there were 8,805,000 shares of common stock outstanding and 93 holders of record. Each holder of common stock is entitled to one vote for each share held on all matters. Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors and all other matters brought before stockholder meetings.

     The holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors from time to time out of legally available funds. The dividend rights of our common stock are junior to any preferential dividend rights of any outstanding shares of preferred stock. The holders of our common stock also are entitled to receive distributions upon our liquidation, dissolution or winding up of our assets that are legally available for distribution, after payment of all debt and other liabilities and distribution in full of preferential amounts, if any, to be distributed to holders of our preferred stock.

     The holders of our common stock are not entitled to preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of any series of preferred stock that we may designate and issue in the future.

Warrants to purchase our common stock.

     In December 2003, we issued warrants to purchase an aggregate of 400,000 shares of our common stock to Fortune Labs, LLC. The warrants have a term of four years, and a per share exercise price of $2.50 for the 30-day period following the effectiveness of the registration statement of which this prospectus is a part, and a per share exercise price of $5.00 thereafter. In December 2003, we also issued three-year warrants to purchase an aggregate of 3,000,000 shares of our common stock to CodeFire Acquisition Corp. The exercise price for each of these warrants is $2.50 per share. For more information regarding our relationship with CodeFire Acquisition Corporation, see “Certain Relationships and Related Transactions.”

Preferred Stock

     Our board of directors is authorized by our articles of incorporation to issue up to 10,000,000 shares of one or more series of preferred stock, par value $.001 per share. No shares of such preferred stock have been authorized for issuance by our board of directors, and we have no present plans to issue any such shares. In the event that the board of directors issues shares of serial preferred stock, it may exercise its discretion in establishing the terms of such preferred stock.

     Our board of directors may determine the voting rights, if any, of the series of preferred stock being issued, including the right to:

•	vote separately or as a single class with the common stock and/or other series of preferred stock;

•	have more or less voting power per share than that possessed by the common stock or other series of preferred stock; and

•	vote on specified matters presented to the shareholders or on all of such matters or upon the occurrence of any specified event or condition.

     If our company liquidates, dissolves or winds up, the holders of our preferred stock may be entitled to receive preferential cash distributions fixed by our board of directors when creating the particular preferred stock series before the holders of our common stock are entitled to receive anything. Preferred stock authorized by our board of directors could be redeemable or convertible into shares of any other class or series of our stock.

     The issuance of preferred stock by our board of directors could adversely affect the rights of holders of the common stock by, among other things, establishing preferential dividends, liquidation rights or voting powers.

Anti-Takeover Provisions under the Company’s Charter Documents

     The Company has elected not to be subject to the Nevada Revised Statutes Sections 78.378 to 78.3793, inclusive, and Sections 78.411 to 78.444, inclusive, relating to the acquisition of a controlling interest in the Company and business combinations with interested stockholders, respectively. Certain provisions of the Company’s Articles of Incorporation and Bylaws, as in effect upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company’s common stock. With certain exceptions, the Company’s Articles of Incorporation prohibit the Company from engaging in a “business combination” with an “interested stockholder” unless the business combination is approved in a prescribed manner, including the affirmative vote of 66 2/3% of the votes entitled to be cast on the matter, excluding the shares of voting stock held by such interested stockholder. Generally, a “business combination” includes a merger, consolidation, liquidation, reclassification of securities, asset or stock sale or other transaction proposed by or resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within the previous two years, did own) 10% or more of the Company’s outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. In addition, the Company’s stock option plan generally provides for assumption of such plan or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the Board of Directors, exercise of some or all of the options, including non-vested options, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event. The Board of Directors has authority to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of such preferred stock could have a material adverse effect on the market value of the common stock. The Company has no present plan to issue shares of preferred stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     John R. Ward, our Chairman, Chief Executive Officer and Chief Financial Officer, is also the president of CodeFire Acquisition Corp., or CAC, and holds approximately 28% of the issued and outstanding shares of CAC’s common stock. CAC beneficially holds approximately 33% of the issued and outstanding shares of our common stock. On February 15, 2003, we entered into a software license agreement with CAC to obtain the development and marketing rights to the AniDragon software. Under the terms of the agreement, we are obligated to make quarterly royalty payments to CAC of 10% of all net receipts. The term of the agreement is indefinite, and grants us the option to purchase all of CAC’s ownership interest in the AniDragon software for $2,000,000. As of December 31, 2004, we have generated no material revenue related to the AniDragon software.

     On March 31, 2003, we entered into a revolving credit agreement with CAC for up to $500,000. As of December 31, 2003, we had a note payable to CAC in the aggregate amount of $64,783, and accrued interest, calculated at 7% per annum, of $11,078. The note was due March 1, 2004. On December 31, 2003, Teknik and CAC entered into an exchange agreement under which we issued 1,000,000 shares of common stock, with a value of $0.50, in exchange for the cancellation of the unpaid principal amount of $500,000 that had been drawn under the revolving credit agreement. Additionally, we granted CAC warrants to purchase 3,000,000 shares of our common stock, at an exercise price of $2.50 per share. On February 23, 2005, we renewed the revolving credit facility for an additional year, extending the facility through March 1, 2006, and extending the deadline for amounts due on the note associated with our borrowings under the facility from March 1, 2005 to March 1, 2006. We also renegotiated the aggregate borrowing amount of the facility with CAC, increasing the aggregate amount of the facility from $500,000 to $1,000,000.

LEGAL PROCEEDINGS

     On July 23, 2004, in Arizona District Court, Quicksilver Software, Inc. (“Quicksilver”) filed a complaint against Teknik Digital Arts, Inc. alleging breach of contract, breach of implied covenant of good faith and fair dealing, fraud and breach of an oral contract. Each of these causes of action arises out of an alleged agreement between the parties to develop an application and a game to be operated on cellular phones. Quicksilver has requested actual damages in the amount of $151,675.78 plus interest, as well as punitive damages stemming from the alleged fraud. On October 8, 2004, Teknik filed its Answer denying each of the substantive allegations raised in the Complaint. On October 28, 2004, Teknik filed its First Amended Verified Answer, Counterclaim and Third-Party Complaint, advancing claims against Quicksilver and third-party defendants, John Skeel and William Volk, for fraudulent misrepresentation, negligent misrepresentation, conspiracy resulting in civil damages, breach of fiduciary duty and unjust enrichment. Teknik has requested compensatory and punitive damages resulting from such actions on the part of Quicksilver, John Skeel and William Volk. Teknik has entered into settlement agreements with Quicksilver, John Skeel and William Volk resolving all matters between them, respectively, in connection with the foregoing litigation. Under the terms of the settlement agreements with the individual third-party defendants, John Skeel and William Volk have agreed to forfeit, for nominal amounts, their respective shares in Teknik, and Teknik has agreed to withdraw the third-party complaint in the litigation. Under the terms of the settlement agreement with Quicksilver, in exchange for the parties, withdrawal of their respective complaints, Teknik has agreed to grant Quicksilver a license in connection with certain intellectual property rights relating to software that Teknik does not intend to commercialize.

     On April 27, 2004, in Orange County, California Superior Court, Codefire, Inc. filed a Complaint against Teknik Digital Arts aka Teknik Corp. (“Teknik”), as well as several other defendants, alleging Misappropriation of Trade Secrets, Conversion, Intentional Interference with Economic Relations, Negligent Interference with Economic Relationship, and Unfair Business Practices and Competition (California Business & Professions Code Section

17200). Each of these causes of action allegedly relates to Teknik’s development, launch and marketing of AniDragon. The Complaint seeks injunctive relief and damages in an unspecified amount, including general damages, punitive damages, attorneys’ fees, costs of suit and such other relief as the court deems proper. Teknik was served with the Complaint on October 26, 2004. Teknik filed an Answer denying each of the substantive allegations raised in the Complaint on November 24, 2004 in accordance with the California Rules of Civil Procedure.

SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares of common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

Sale of Restricted Shares

     Upon completion of this offering, we will have 12,105,000 shares of common stock outstanding, assuming all outstanding warrants to purchase an aggregate of 3,300,000 shares of common stock are exercised. Of these shares of common stock, the 4,440,000 shares of common stock being offered by this prospectus will be freely tradable without restriction under the Securities Act of 1933, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act of 1933, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. An aggregate of 7,115,000 shares of common stock held by our existing stockholders on the date of this prospectus will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act of 1933 or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144, 144(k) or 701 under the Securities Act of 1933, which rules are summarized below. Taking into account the provisions of Rules 144, 144(k) and 701 and assuming no exercise of outstanding options or warrants, additional shares will be eligible for sale in the public market as follows:

•	1,140,000 shares will be available for immediate sale on the date of this prospectus;

•	2,022,500 shares will be available for sale pursuant to and subject to the limitations of Rules 144 and 144(k); and

•	919,000 shares will be available for sale 90 days after the date of this prospectus pursuant to Rule 144.

Rule 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated), who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 115,550 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks before a notice of the sale on Form 144 is filed.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of certain public information about us.

Rule 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

     Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our equity incentive plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of common stock offered hereby will be passed upon for us by Squire, Sanders & Dempsey L.L.P.

EXPERTS

     The financial statements as of and for the period from January, 2003 (inception) to September 30, 2003, and the fiscal year ended September 30, 2004 included in this prospectus have been audited by Semple & Cooper, LLP, independent auditors, and the financial statements as of and for the three-month period ending December 31, 2004, have been reviewed by Semple & Cooper. The foregoing financial statements have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules thereto as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the securities offered under this prospectus, please refer to the registration statement, including its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where the contract or other document is an exhibit to the registration statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made.

     You may review a copy of the registration statement at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The registration statement can also be reviewed by accessing the Securities and Exchange Commission’s Internet site at http://www.sec.gov. Upon the completion of this offering, we will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file periodic reports, proxy statements or information statements, and other information with the Securities and Exchange Commission. These reports can also be reviewed by accessing the Securities and Exchange Commission’s Internet site.

     You should rely only on the information provided in this prospectus, any prospectus supplement or as part of the registration statement of which this prospective is a part, as such registration statement is amended and in effect with the Securities and Exchange Commission. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

INDEX TO FINANCIAL STATEMENTS

Contents

Report of Semple & Cooper, LLP, Independent Auditors	F-2

Audited Financial Statements for the Period from the date of Inception, January 29, 2003, through September 30, 2003, and for the Fiscal Year Ended September 30, 2004, and Unaudited Financial Statements for the Three Months Ended December 31, 2004 and 2003, and the Period from the date of Inception, January 29, 2003, through December 31, 2004.

Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Shareholders’ Equity (Deficit)	F-5
Statements of Cash Flows	F-6
Notes to Financial Statements	F-8

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholders and Board of Directors of Teknik Digital Arts Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Teknik Digital Arts Inc. (A Development Stage Company) and subsidiaries as of September 30, 2004, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the 12 months ended September 30, 2004 and the period from the date of inception, January 29, 2003 through September 30, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Teknik Digital Arts Inc. (A Development Stage Company) and subsidiaries as of September 30, 2004 and September 30, 2003, and the results of its operations, changes in stockholders’ equity (deficit), and its cash flows for the 12 months ended September 30, 2004 and the periods from the date of inception, January 29, 2003 through September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 the Company has been in the development stage since its inception on January 29, 2003, and has incurred operating losses and negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Semple & Cooper, LLP
Certified Public Accountants

Phoenix, Arizona
December 30, 2004

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	(Unaudited)	(Audited)
	December 31,	September 30,
	2004	2004
Current Assets:
Cash and cash equivalents (Note 1)	$40,841	$11,995
Prepaid expenses	10,387	9,762

Total Current Assets	51,228	21,757

Property and equipment, net (Note 1)	8,684	1,124

Other Assets:
Security deposit	2,200	2,200

Total Assets	$62,112	$25,081

Current Liabilities:
Note payable - related party (Note 2)	$285,000	$25,000
Accounts payable	197,658	125,180
Accrued vacation	—	2,406
Capital lease liability	4,374	—
Accrued interest - related party (Note 2)	2,888	15,349

Total Current Liabilities	489,920	167,935

Minority Interest in Joint Venture (Note 7)	37,500	37,500

Total Liabilities and Minority Interest	527,420	205,435

Stockholders’ Equity (Deficit): (Notes 1 and 3)
Common stock — $.001 par value; 50,000,000 shares authorized, 8,805,000 and 8,805,000 shares issued and outstanding, respectively	8,805	8,805
Additional paid-in capital	3,202,830	3,202,830
Deficit accumulated during development stage	(3,676,943)	(3,391,989)

Total Stockholders’ Equity (Deficit)	(465,308)	(180,354)

Total Liabilities and Stockholders’ Equity (Deficit)	$62,112	$25,081

The Accompanying Notes are an Integral
Part of the Consolidated Financial Statements

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

				(Audited)	(Unaudited)
	(Unaudited)	(Unaudited)		Date of Inception,	Date of Inception,
	Three	Three	(Audited)	January 29, 2003,	January 29, 2003,
	Months Ended	Months Ended	Year Ended	Through	Through
	December 31,	December 31,	September 30,	September 30,	December 31,
	2004	2003	2004	2003	2004
Sales	$—	$—	$—	$—	$—

Cost of Sales	—	—	—	—	—

Gross Profit	—	—	—	—	—
General and Administrative Expenses	207,266	140,344	931,711	43,143	1,182,120
Research and Development Costs	76,538	81,419	2,112,868	294,921	2,484,327

Loss from Operations	(283,804)	(221,763)	(3,044,579)	(338,064)	(3,666,447)

Other Income (Expense):
Interest Expense	(2,902)	(7,797)	(13,484)	(3,281)	(19,667)
Miscellaneous Income	1,752	1,636	5,783	1,636	9,171

	(1,150)	(6,161)	(7,701)	(1,645)	(10,496)

Net Loss	$(284,954)	$(227,924)	$(3,052,280)	$(339,709)	$(3,676,943)

Basic and diluted loss per share (Note 1)	$(0.03)	$(0.03)	$(0.40)	$(0.06)	$(0.51)

Weighted Average Common Shares Outstanding	8,805,000	6,647,935	7,676,452	6,032,604	7,172,557

The Accompanying Notes are an Integral
Part of the Consolidated Financial Statements

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For The Period From The Date of Inception, January 29, 2003 Through December 31, 2004

				Deficit
				Accumulated	Total
			Additional	During	Stockholders’
	Common Stock		Paid-in	Development	Equity
	Shares	Amount	Capital	Stage	(Deficit)
Balance at Inception, January 29, 2003	—	$—	$—	$—	$—

Issuance of common stock for compensation and consulting	6,635,000	6,635	—	—	6,635
Net Loss from inception to September 30, 2003	—	—	—	(339,709)	(339,709)

Balance at September 30, 2003 (Audited)	6,635,000	6,635	—	(339,709)	(333,074)

Conversion of debt to common stock	1,000,000	1,000	499,000	—	500,000

Proceeds from sale of stock	190,000	190	94,810	—	95,000

Warrants issued for compensation	—	—	820,000	—	820,000

Issuance of common stock for compensation and consulting	880,000	880	1,539,120	—	1,540,000

Exercise of warrants	100,000	100	249,900	—	250,000

Net Loss for the twelve months ended September 30, 2004	—	—	—	(3,052,280)	(3,052,280)

Balance at September 30, 2004 (Audited)	8,805,000	8,805	3,202,830	(3,391,989)	(180,354)

Net Loss for the three months ended December 31, 2004 (Unaudited)	—	—	—	(284,954)	(284,954)

Balance at December 31, 2004 (Unaudited)	8,805,000	$8,805	$3,202,830	$(3,676,943)	$(465,308)

The Accompanying Notes are an Integral
Part of the Consolidated Financial Statements

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited)	(Unaudited)		Date of Inception,	Date of Inception,
	Three	Three	(Audited)	January 29, 2003,	January 29, 2003,
	Months Ended	Months Ended	Year Ended	Through	Through
	December 31,	December 31,	September 30,	September 30,	December 31,
	2004	2003	2004	2003	2004
Decrease in Cash and Cash Equivalents:
Cash flows from operating activities:
Net Loss	$(284,954)	$(227,924)	$(3,052,280)	$(339,709)	$(3,676,943)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	243	—	39	—	282
Common stocks and warrants issued or accrued for compensation and consulting	50,000	—	2,360,000	6,635	2,416,635
Changes in Assets and Liabilities:
Prepaid expenses	(625)	7,381	9,660	(19,422)	(10,387)
Security deposit	—	—	(2,200)	—	(2,200)
Accounts payable	22,478	(1,745)	112,967	12,213	147,658
Other accrued expenses	(2,406)	1,065	1,340	1,066	—
Accrued interest - related party	(12,461)	7,797	12,068	3,281	2,888

Net cash used by operating activities	(227,725)	(213,426)	(558,406)	(335,936)	(1,122,067)

Cash flows from investing activities:
Purchase of fixed assets	(3,239)	—	(1,163)	—	(4,402)

Net cash used in investing activities	(3,239)	—	(1,163)	—	(4,402)

Cash flows from financing activities:
Proceeds from debt payable - related party	260,000	212,183	356,638	352,600	969,238
Proceeds from stock offering	—	—	345,000	—	345,000
Repayment of debt - related party	—	—	(184,238)	—	(184,238)
Payments related to capital lease	(190)	—	—	—	(190)
Proceeds from Joint Venture	—	—	37,500	—	37,500

Net cash provided by financing activities	259,810	212,183	554,900	352,600	1,167,310

Net change in cash and cash equivalents	28,846	(1,243)	(4,669)	16,664	40,841

Cash and cash equivalents at beginning of period	11,995	16,664	16,664	—	—

Cash and cash equivalents at end of period	$40,841	$15,421	$11,995	$16,664	$40,841

The Accompanying Notes are an Integral
Part of the Consolidated Financial Statements

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

				(Audited)	(Unaudited)
	(Unaudited)	(Unaudited)		Date of Inception,	Date of Inception,
	Three	Three	(Audited)	January 29, 2003,	January 29, 2003,
	Months Ended	Months Ended	Year Ended	Through	Through
	December 31,	December 31,	September 30,	September 30,	December 31,
	2004	2003	2004	2003	2004
Supplemental Information:
Interest paid	$15,349	$—	$—	$—	$15,349
Income taxes paid	$—	$—	$—	$—	$—

Non-cash Investing and Financing Activities
Issuance of common stock for repayment of debt of related party	$—	$500,000	$500,000	$—	$500,000
Common Stock and warrants issued for compensation and consulting	$50,000	$—	$2,360,000	$6,635	$2,416,635
Capital lease obligation	$4,564	$—	$—	$—	$4,564

The Accompanying Notes are an Integral
Part of the Consolidated Financial Statements

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1
Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Operations

Teknik Digital Arts, Inc. is a Corporation which was duly formed and organized under the laws of the State of Nevada on January 29, 2003.

The Company has not commenced principal operations as of December 31, 2004. As such, the Company is deemed to be in the development stage to create interactive entertainment software.

Consolidated Statements

The consolidated financial statements include the accounts of the Company and its subsidiaries, Playentertainment-Teknik, LLC and Pep Pad-Teknik, LLC. All significant intercompany balances and transactions have been eliminated in consolidation. The Company owns 50% of the membership interest of both LLC’s, however, the financial statements of the subsidiaries have been consolidated as the management and operations of Playentertainment-Teknik, LLC and Pep Pad-Teknik, LLC are substantially controlled by Teknik Digital Arts, Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company will derive its revenues from the sale of interactive entertainment software through the Company website.

Software Development Costs

The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” Capitalization of software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life, and changes in software and hardware technology. Amortization of capitalized software development costs begins when the products are available for general release to customers and is computed on a product-by-product basis using straight-line amortization with useful lives of five years or, if less, the remaining estimated economic life of the product. Amounts related to internal software development that could be capitalized under this statement were immaterial.

During the period ending September 30, 2004 the Company entered into an agreement to purchase spam-filter software from Fortune Labs LLC for warrants valued at $40,000. In connection with the agreement, Fortune Labs LLC and its affiliate, Chris Fortune, acquired 190,000 shares of common stock for $95,000. Because the Company did not have a working prototype, the cost of the software purchased was expensed due to the determination that the threshold of technological feasibility was not definitively met.

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1
Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates (Continued)

Cash and Cash Equivalents

For financial accounting purposes, cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Prepaid Expenses

Prepaid expenses represent costs paid in advance of services or goods received. Prepaid expenses consist primarily of prepaid health insurance, professional fees, and rent that will be expensed in the corresponding period.

Organization Costs

In accordance with the requirements of the Financial Accounting Standards Board, SOP 98-5, Reporting on the Costs of Start-Up Activities, all organization and start-up costs have been expensed as they are incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of employee salaries and related payroll expenses, lease payments and utility costs for our office facility, consulting fees, professional fees, insurance, and office expenses.

Research and Development Costs

Research and development costs have been expensed as incurred and consist primarily of employee salaries for product development.

Miscellaneous Income

This income relates to the online sales of a beta version of the AniDragon software. The Company has not actively generated sales from this product. As such, revenues are recorded as miscellaneous income.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, current maturities of debt, and accrued liabilities approximate fair value based on their short maturities, or on borrowing rates currently available to the Company for loans with similar terms and maturities.

The fair value of equity transactions was determined by the intrinsic value attributed to the Company at its formation, as well as through negotiations with third parties, the value of services or product received, or the conversion of cash advances on debt.

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1
Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates (Continued)

Deferred Income Taxes

Deferred income taxes are provided on an assets and liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that the carryforwards will not be utilized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income (Loss) Per Share

Basic income (loss) per share of common stock was computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding.

Diluted earnings per share are computed based on the weighted average number of shares of common stock and dilutive securities outstanding during the period. Dilutive securities are options that are freely exercisable into common stock at less than the prevailing market price. Dilutive securities are not included in the weighted average number of shares when inclusion would increase the earnings per share or decrease the loss per share. As of December 31, 2003, options to purchase 330,000 shares of the Company’s common stock were not included in the determination of diluted loss per share as their effect was anti-dilutive. As of December 31, 2004, options to purchase 200,000 shares and warrants to purchase 3,300,000 shares of the Company’s common stock were not included in the determination of diluted loss per share as their effect was anti-dilutive.

Stock-Based Compensation

Statements of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS No. 148”) establishes a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. SFAS 123 also encourages, but does not require companies to record compensation cost for stock-based employee compensation. The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB25) and the related interpretations in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock. Because the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.”

All stock options issued to employees have an exercise price not less than the fair market value of the Company’s Common Stock on the date of grant. In accordance with accounting for such options utilizing the intrinsic value method, there is no related compensation expense recorded in the Company’s financial statements for the period from the date of inception, January 29, 2003 through December 31, 2004. The following table sets forth the computation of pro forma basic and diluted earnings per share, based upon the fair value method:

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1
Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates (Continued)

Stock-Based Compensation (Continued)

				(Audited)	(Unaudited)
	(Unaudited)	(Unaudited)		Date of Inception,	Date of Inception,
	Three	Three	(Audited)	January 29, 2003,	January 29, 2003,
	Months Ended	Months Ended	Year Ended	Through	Through
	December 31,	December 31,	September 30,	September 30,	December 31,
	2004	2003	2004	2003	2004
Net loss:
As reported	$(284,954)	$(227,924)	$(3,052,280)	$(339,709)	$(3,676,943)

Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	—	—	—	—	—

Pro forma net loss	$(284,954)	$(227,924)	$(3,052,280)	$(339,709)	$(3,676,943)

Basic loss per share:
As reported	$(0.03)	$(0.03)	$(0.40)	$(0.06)	$(0.51)

Pro forma	$(0.03)	$(0.03)	$(0.40)	$(0.06)	$(0.51)

Diluted loss per share:
As reported	$(0.03)	$(0.03)	$(0.40)	$(0.06)	$(0.51)

Pro forma	$(0.03)	$(0.03)	$(0.40)	$(0.06)	$(0.51)

The fair value of option grants is estimated as of the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions for all grants: expected life of options of 3 years, risk-free interest rates of 2%, volatility at 0%, and a 0% dividend yield. This resulted in the options having no material value.

In the fiscal year ended September 30, 2004, we made the following issuances of common stock in connection with services performed for us during fiscal 2004:

     (i) a bonus of 250,000 shares (valued and expensed at $0.50 per share) to Mr. Comstock for services performed under his employment agreement relating to his assumption of responsibilities as President beginning in April 2004;

     (ii) a bonus of 5,000 shares (valued and expensed at $0.50 per share) to Todd Felte for game consulting services provided from February 2004 to April 2004;

     (iii) a bonus of 50,000 shares (valued and expensed at $0.50 per share) to Brian Harper for game consulting services provided from February 2004 to April 2004;

     (iv) 25,000 shares of common stock (valued and expensed at $0.50 per share) to Mr. Eaton in connection with his resignation in May 2004;

     (v) 250,000 shares to Gaylord Sports Management (valued and expensed at $2.50 per share, the price at which warrants were exercised in the third quarter of fiscal 2004) under the terms of our Representation Agreement with Gaylord Sports Management;

     (vi) 250,000 shares to Mickelson, Inc. (valued and expensed at $2.50 per share, the price at which warrants were exercised in the third quarter of fiscal 2004) under the terms of our Sponsorship and Development Agreement with Mickelson, Inc.;

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1
Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates (Continued)

     (vii) 25,000 shares to Independent Golf Research Corporation (valued and expensed at $2.50 per share, the price at which warrants were exercised in the third quarter of fiscal 2004) under the terms of our Sponsorship and Development Agreement with Independent Golf Research Corporation; and

     (viii) 25,000 shares to Rick Smith Enterprises (valued and expensed at $2.50 per share, the price at which warrants were exercised in the third quarter of fiscal 2004) under the terms of our Sponsorship and Development Agreement with Rick Smith Enterprises.

New Accounting Pronouncements

In April 2003, the FASB issued Statement No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The accounting and reporting requirements will be effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Currently, we do not have any derivative instruments and do not anticipate entering into any derivative contracts. Accordingly, adoption of SFAS 149 does not have a significant impact on our financial statements.

In May 2003, the FASB issued Statement No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS 150 does not have a significant impact on our financial statements.

In November 2004, the FASB issued Statement No. 151 (“SFAS 151”), “Inventory Cost – An Amendment of ARB No. 43, Chapter 4.” SFAS 151 clarifies accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. It requires that those items be recognized as current-period charges regardless of whether they meet the criterion of abnormal. Currently, we do not have any inventory, accordingly, adoption of SFAS 151 does not have a significant impact on our financial statements.

In December 2004, the FASB issued Statement No. 152 (“SFAS 152”), “Accounting for Real Estate Time-Sharing Transactions – An Amendment of Statements 66 and 67.” SFAS 152 amends SFAS 66 and 67 to reference the financial accounting and reporting guidance for real estate time-sharing transactions and to state that the guidance for incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. SFAS 152 is effective for financial statements for fiscal years beginning after June 15, 2005. Currently, the Company does not have any real estate transactions. Accordingly, adoption of SFAS 152 does not have a significant impact on our financial statements.

In December 2004, the FASB issued Statement No. 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29.” SFAS 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Adoption of SFAS 153 does not have a significant impact on our financial statements.

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1
Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates (Continued)

In December 2004, the FASB issued Statement No. 123R (“SFAS 123R”), “Share-Based Payment”. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It requires that the fair-value-based method be used to account for these transactions for all public entities. This Statement is effective for small business issuers for the first reporting period after December 15, 2005 and will effect any stock based compensation issued after that date.

Note 2

Related Party Transactions

As of December 31, 2004 and September 30, 2004, the Company has a line of credit of $500,000 with a related party. The line of credit bears interest at the rate of 7% per annum and is due on March 1, 2005. As of December 31, 2004 and September 30, 2004, the Company had $215,000 (unaudited) and $475,000 (audited) of available line of credit. The Company renewed the line of credit on March 1, 2004; the line of credit was to remain in effect through March 1, 2005 unless otherwise terminated. On February 23, 2005 the Company renewed the revolving credit facility for an additional year, extending the facility through March 1, 2006, and extending the deadline for amounts due on the note associated with our borrowings under the facility from March 1, 2005 to March 1, 2006. We also renegotiated the aggregate borrowing amount of the facility with CAC, increasing the aggregate amount of the facility from $500,000 to $1,000,000.

As of December 31, 2004 and September 30, 2004, there was interest accrued on the note of $2,888 (unaudited) and $15,349 (audited), respectively.

Note 3

Stock Options

The Company, under its 2004 Stock Option Plan, is authorized to grant options for up to 2,000,000 shares of common stock, which shall consist of authorized, but unissued, or reacquired shares of stock or any combination. Options may be granted as incentive stock options or non-statutory stock options. Options are granted at the fair market value of the common stock on the date of the grant, and have exercise terms of up to ten years.

The stock options issued to employees have an exercise price of not less than the fair market value of the Company’s common stock on the date of grant. In accordance with accounting for such options utilizing the intrinsic value method, there is no related compensation expense recorded in the Company’s financial statements for the periods ended December 31, 2004 and September 30, 2004.

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3
Stock Options (Continued)

A summary of the activity of options under the Plan is as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price
Outstanding at January 29, 2003	—	$—
Granted	330,000	1.00
Exercised	—	—
Forfeited	—	—

Outstanding at September 30, 2003	330,000	1.00
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding at September 30, 2004	330,000	$1.00

Granted	—	—
Exercised	—	—
Forfeited	(130,000)	1.000

Outstanding at December 31, 2004	200,000	$1.00

Additional information about outstanding options to purchase the Company’s common stock as of December 31, 2004 is as follows:

	Options Outstanding			Options Exercisable
Weighted
Average
		Remaining	Weighted		Weighted
		Contractural	Average	Number	Average
Exercise	Number of	Life	Exercise	of	Exercise
Price	Shares	(In Years)	Price	Shares	Price
$1.00	200,000	1.00	$1.00	150,000	$1.00

As of July 1, 2003, 330,000 common stock options were granted. The option to purchase 110,000 shares of the Company’s common stock become exercisable upon completion of the first six months of employment, and 110,000 more shares for each full year of employment thereafter, for two years. Two employees resigned and forfeited 130,000 options prior to December 31, 2004. The options shall expire three years after date of issuance.

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4
Warrants

The Company granted warrants to purchase 3,000,000 shares of common stock at $2.50 per share to Codefire Acquisition Corp. on December 31, 2003. The warrants are exercisable for three years.

The Company granted warrants to purchase 400,000 shares of common stock at $5.00 per share to Fortune Lab, LLC on December 31, 2003. The warrants are exercisable for four years.

A summary of the activity of the warrants is as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price
Outstanding at January 29, 2003	—	$—
Granted	—	—

Outstanding at September 30, 2003	—	—
Granted - Codefire Acquisition Corp.	3,000,000	2.50
Granted - Fortune Lab, LLC	400,000	5.00
Exercised - Codefire Acquisition Corp.	(100,000)	2.50
Forfeited	—	—

Outstanding at September 30, 2004	3,300,000	$2.80

Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2004	3,300,000	$2.80

Additional information about outstanding warrants as of December 31, 2004 is as follows:

Warrants Outstanding			Warrants Exercisable
Weighted
Average
		Remaining		Weighted
		Contractural	Number	Average
Exercise	Number of	Life	of	Exercise
Price	Shares	(In Years)	Shares	Price	Fair Value
$2.50	2,900,000	2.00	2,900,000	$2.50	$0.26
$5.00	400,000	3.00	400,000	$5.00	$0.10

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4
Warrants (Continued)

     The 3,000,000 warrants issued to Codefire Acquisition Corporation (CAC) were issued in conjunction with the Company’s line of credit agreement and the 400,000 warrants issued to Fortune Labs were issued in conjunction with a software purchase agreement. The warrants issued to CAC and Fortune Labs were valued at $.26 per share and $.10 per share respectively. The fair value of the warrants granted is estimated as of the date of grant utilizing the board of directors estimate of the fair market value of the warrants in conjunction with the Black-Scholes option-pricing model with the following weighted average assumptions for all grants: expected life of options of 3-4 years, risk-free interest rates of 2.2%, volatility at a range from 10% to 26%, and a 0% dividend yield. All warrants issued were intended to be exercised at a price per share not less than the fair value of the shares of our common stock underlying those warrants on their respective dates of grant. Because there has not been a public market for our shares prior to this offering, our board of directors determined these exercise prices in good faith, based on the best information available to the board and our management at the time of the grant. We did not obtain contemporaneous valuations by an unrelated valuation specialist at the times we issued the warrants. The board believed that, because of the early stages of our business, traditional valuation approaches used by independent valuation firms such as an income approach, would not be relevant and would not be worth the cost and that the valuations disclosed represents a reasonable estimate of the warrants granted. Management’s valuation took into consideration the following factors:

•	key company milestones;

•	comparable company analysis;

•	key industry and market factors; and

•	contemplated initial registration price per share.

     The aforementioned assumptions resulted in the Company recording no expense related to the outstanding warrants for the three months ended December 31, 2004 and 2003, respectively (unaudited). For the year ended September 30, 2004 and the date of inception January 29, 2003, through September 30, 2003 expense related to the outstanding warrants was $820,000 and $0, respectively (audited). From the date of inception January 29, 2003, through December 31, 2004 expense related to the outstanding warrants was $820,000 (unaudited).

Note 5

Commitments and Contingencies

The Company entered into a lease agreement on April 1, 2004 and subsequently canceled it on May 20, 2004. The Company entered into a new non-cancelable lease for office space October 1, 2004 expiring November 30, 2007. As of December 31, 2004, future minimum lease payments due under the lease are as follows:

Year Ending
September 30	Amount
2005	$73,294
2006	$55,368
2007	$30,223
2008	$4,318

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5
Commitments and Contingencies (Continued)

Rent expense was $6,104 and $12,000 for the three months ended December 31, 2004 and 2003, respectively (unaudited). For the year ended September 30, 2004 and the date of inception January 29, 2003, through September 30, 2003 rent expense was $21,000 and $10,000, respectively (audited). From the date of inception January 29, 2003, through December 31, 2004 rent expense is $37,104 (unaudited).

The Company is a defendant in a lawsuit filed by Quicksilver Software, Inc. for alleged breach of contract and other violations. The suit asks for actual damages of $151,675.78 and undisclosed punitive damages. The Company believes the suit is without merit and intends to vigorously defend its position. As such, no amount has been accrued in the accompanying financial statements for any potential loss arising from this claim.

The Company is a defendant in a lawsuit filed by Codefire, Inc. for alleged breach of contract and other violations. No claim for damages has as yet been filed. The Company believes the suit is without merit and intends to vigorously defend its position. As such, no amount has been accrued in the accompanying financial statements for any potential loss arising from this claim.

The Company has an employment agreement with one of its employees providing for annual compensation of $100,000. As of December 31, 2004 there are 12 months remaining on the contract.

On February 15, 2003, the Company entered into a software license agreement with Codefire Acquisition Corporation (CAC) to obtain the development and marketing rights to the AniDragon software. The agreement will continue in perpetuity unless terminated by the Company. Under the terms of the agreement, we are obligated to make quarterly royalty payments to CAC of 10% of all net receipts. The term of the agreement is indefinite, and grants the Company the option to purchase all of CAC’s ownership interest in the AniDragon software for $2,000,000. As of December 31, 2004, the Company has generated no material revenue related to the AniDragon software.

On August 5, 2004, the Company entered into a three year royalty agreement with Independent Golf Research Corporation (IGRC) for rights and services related to a golf instruction related product. Under the terms of the agreement, the Company is obligated to make quarterly royalty payments to IGRC equal to 25% of the revenues received by the Company in connection with the license, sale or other grant of rights with respect to the product. In addition, the Company shall also pay IGRC a royalty equal to 25% of the net sponsorship revenue derived from the product. The Company also issued IGRC 25,000 shares of restricted common stock valued at $2.50 per share. The Company recorded $62,500 of expense in the year ended September 30, 2004 related to this stock issuance. As of December 31, 2004, the Company has generated no revenue related to the product.

On July 28, 2004, the Company entered into a three year royalty agreement with Gaylord Sports Management (GSM) for licensing professional athletes and sponsors for the Company’s sports video games. Under the terms of the agreement, in the event GSM is unable to obtain compensation under any license agreement it secures with the professional athletes, then the Company is obligated to compensate GSM 10% of the value of such license agreement. The Company will also compensate GSM 20% of all video game sponsorships GSM places. All compensation will be paid on a quarterly basis. In addition, the Company issued GSM 250,000 shares of restricted common stock valued at $2.50 per share. The Company recorded $625,000 of expense in the year ended September 30, 2004, related to this stock issuance. As of December 31, 2004, the Company has generated no revenue related to the product.

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5
Commitments and Contingencies (Continued)

On August 6, 2004, the Company entered into separate royalty agreements with Mickelson, Inc. (Mickelson) and Rick Smith Enterprises (Smith) for the rights and services related to a “Golf Product” and a “Golf Instruction Related Product”, respectively. Under the terms of the agreements, the Company is obligated to make quarterly royalty payments to Mickelson in the amount of 33% of the net sales price or $1.00 per subscriber, whichever is greater, of the “Golf Product”, and to Smith in the amount of 25% of the Company’s net sales price of the “Golf Instruction Related Product”. Mickelson also has a one-time conversion option allowing him to convert annual royalties to Company stock at a factor of $10.00 of stock for every $1.00 of royalty converted. The common stock conversion price is based on the previous six month average daily price (or, if private, determined by the Board of Directors in good faith) and the conversion option, which must be exercised while the agreement is still in effect, is limited to 250,000 shares of Company common stock. In addition, upon conversion, Mickelson will receive a warrant to purchase 500,000 shares of the Company’s common stock at an exercise price of $1.00 per share. Both agreements are for a three year term commencing on August 6, 2004. In addition, the Company issued Mickelson and Smith 250,000 and 25,000 shares of restricted common stock, respectively, valued at $2.50 per share. The Company recorded $625,000 and $62,500 of expense, respectively, in the year ended September 30, 2004, related to these stock issuances. As of December 31, 2004, the Company has generated no revenue related to either product.

On October 15, 2004, Company entered into a three year royalty agreement with Kentucky Eleven, Inc. (KE) for rights to develop interactive training performance software developed for use with the Pep Pad product. Under the terms of the agreement, we are obligated to compensate KE 5% of the Company’s adjusted gross receipts from the sale of the product. In addition, the Company shall issue KE 20,000 shares of restricted common stock (to be valued and expensed at $2.50 per share) for the above rights. As of December 31, 2004, the stock has not been issued, however, the Company has accrued a liability for $50,000 and recorded an expense in the amount of $50,000 for the quarter ended December 31, 2004. All royalty payments are to be made on a quarterly basis. As of December 31, 2004, the Company has generated no revenue related to the product.

On November 17, 2004, Company entered into a three year royalty agreement with Buddy Rice Racing, Inc. (Rice) for rights to develop an Indy Racing Type and NASCAR Type software product. Under the terms of the agreement, we are obligated to compensate Rice 20% of all net mobile sales price of the product that will be sold as a monthly subscription. In addition, the Company will also pay 10% of all game console and personal computer game sales on a wholesale basis. Rice also has a conversion option during the first two years of the agreement allowing him to convert the 10% royalty on game console and personal computer game sales into 100,000 shares of restricted common stock of the Company and a three-year warrant to purchase 250,000 shares of Company common stock at an exercise price of $2.50 per share. All payments are to be made on a quarterly basis. As of December 31, 2004, the Company has generated no revenue related to the product.

Note 6

Income Taxes

As of December 31, 2004 and September 30, 2004 deferred tax assets consist of the following:

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6
Income Taxes (Continued)

	(Unaudited)	(Audited)
	December 31,	September 30
	2004	2004
Benefit of Net Operating Loss	$1,250,000	$1,153,000
Less: Valuation Allowance	$(1,250,000)	($1,153,000)

	$—	$—

As of December 31, 2004 and September 30, 2004, the Company established a valuation allowance equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of operating losses in future periods.

As of December 31, 2004 and September 30, 2004, the Company had federal and state net operating loss carry forwards in the approximate amount of $3,677,000 (unaudited) and $3,392,000 (audited) available to offset future taxable income principally through 2018.

Note 7

Investments – Joint Venture

On March 24, 2004, the Company entered into a Joint Venture and Limited Liability Company Agreement with Playentertainment, L.L.P. to form Playentertainment-Teknik, LLC. The Company owns 50% of the joint venture and was obligated to contribute $37,500 as an initial capital contribution. Under the terms of the joint venture, the Company will be allocated 50% of the net profits/losses attributable to video games published pursuant to the Next Action Star License and 60% of the net profits/losses to video games published pursuant to any other titles developed through the joint venture.

The agreement entitles Playentertainment, L.L.P. the right to convert its Membership Interest into 200,000 shares of restricted common stock during the first two years of the joint venture. The membership interest conversion value shall not exceed 50% of the then outstanding common stock.

The joint venture will be accounted for under the consolidated method of accounting as the Company is the managing member and has substantial control of the joint venture.

On October 14, 2004, the Company entered into a Joint Venture and Limited Liability Company Agreement with PEP PAD, LLC to form Pep Pad-Teknik, LLC. The Company owns 50% of the joint venture and will be allocated 50% of the net profits and losses attributable to video games published under the joint venture.

TEKNIK DIGITAL ARTS INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7
Investments – Joint Venture (Continued)

The joint venture agreement entitles PEP PAD, LLC to convert its 50% ownership interest in the joint venture into shares of restricted common stock of the Company commencing one year after the date of the joint venture agreement. PEP PAD, LLC, shall have the right to convert its membership interest into the number of shares (not to exceed one million shares) obtained by dividing ten times the share of the net pre-tax earnings of the joint venture for the most recent fiscal year allocated to PEP PAD, LLC by the prior 90 day average market price per share of common stock (or, if private, the market price as determined in good faith by the Board of Directors of the Company). As of December 31, 2004, the one year waiting period for the conversion has not lapsed and there have been no pre-tax earnings in the joint venture, therefore, this conversion feature has no current impact on the Company. PEP PAD, LLC assigned its rights to the SDK license to the joint venture. Although approximately $5,000 has been incurred by PEP PAD, LLC to develop the proprietary SDK software, no value has been capitalized by the joint venture as technological feasibility has not yet been established. The joint venture will be accounted for under the consolidated method of accounting as the Company is the managing member and has substantial control of the joint venture.

Note 8

Going Concern

As discussed in Note 1 the company has been in the development stage since its inception on January 29, 2003. The Company has incurred operating losses and negative cash flows from its operations to date. Realization of a major portion of the assets is dependent upon the company’s ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 9

Subsequent Events

On December 20, 2004, the Board of Directors adopted a 401(k) profit sharing plan for the Company, to be effective beginning January 1, 2005. Any person employed as of January 1, 2005, is eligible to participate in the plan as of that date. New employees are eligible to participate in the plan after completing one year of service for the Company, provided the employee is 21 years old. Contributions to the plan are at the discretion of the Board of Directors.

Part II – Information Not Required In The Prospectus

Item 24. Indemnification of Directors and Officers.

     We have included in our articles of incorporation a provision that, to the extent permitted by Nevada law, our directors and officers will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors or officers, except for liability:

•	for acts or omissions that involve intentional misconduct, fraud or a knowing violation of law; or

•	for authorizing the payment of dividends in violation of Nevada Revised Statutes Section 78.300.

     This limitation of liability for acts or omissions occurring during a director’s or officer’s term of office continues after that director or officer has ceased to occupy such position.

     Our bylaws provide for the indemnification of our directors, officers, employees or agents against reasonable costs and expenses, including attorneys’ fees, actually incurred in connection with actual or threatened suits or proceedings, whether civil, criminal, administrative or investigative, even for actions brought by or on behalf of Teknik. We must indemnify such individuals if they have acted in good faith and on the reasonable belief that their actions were not adverse to Teknik. In an action brought by or on behalf of Teknik, however, we will not be obligated to indemnify any director, officer, employee or agent who is found to be liable to Teknik unless it is also determined that he or she is fairly and reasonably entitled to indemnification under the circumstances. The termination of an action, suit or proceeding by judgment, order, settlement, or nolo contendere plea will not create the presumption that such person did not act in good faith or on the reasonable belief that their actions were not adverse to Teknik.

     Our bylaws further provide that we will indemnify our directors, officers, employees and agents if, in each case, indemnification is determined to be appropriate by (a) a majority of the board of directors; (b) a quorum of disinterested directors, upon written opinion by their independent legal counsel; or (c) by the stockholders. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director, officer, employee or agent in connection with that proceeding on receipt of an undertaking by, or on behalf of, that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws. Our bylaws permit us to purchase insurance on behalf of our directors, officers, employees and agents to cover the liabilities discussed above, even if we could not indemnify them against such liabilities.

Item 25. Other Expenses of Issuance and Distribution.

     The following table sets forth our estimated costs and expenses in connection with the offering other than commissions and discounts, if any.

SEC Registration Fee	$1,406.37
Legal Fees and Expenses	$65,000.00
Accounting Fees and Expenses	$13,329.00
Printing and Engraving Expenses	$1,000.00
Miscellaneous	$15,000.00

Total	$95,735.37

Item 26. Recent Sales of Unregistered Securities.

     During the period beginning January 29, 2003 (inception), and ending December 31, 2004, we issued unregistered securities to a limited number of purchasers as described below:

     1. During the period beginning January 29, 2003 (inception), and ending September 30, 2004, we made stock option grants to employees under our 2004 Stock Plan covering an aggregate of 330,000 shares of common stock, at a weighted average exercise price of $1.00 per share. Two employees resigned and forfeited 130,000 options prior to December 31, 2004. We issued these stock options in transactions exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder.

     2. In July 2003, we issued Corey Comstock an aggregate of 250,000 shares under his employment agreement with us. The shares were issued as additional consideration for Mr. Comstock’s employment. In April 2004, our board of directors granted Mr. Comstock a bonus of an additional 250,000 shares for assuming the responsibilities of President. We issued these shares in transactions exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder. As of September 30, 2004, Mr. Comstock holds 500,000 shares.

     3. In February 2004, we issued Tony Eaton 25,000 shares (valued and expensed at par value) as additional consideration for Mr. Eaton’s employment. In June 2004, we issued Mr. Eaton an additional 25,000 shares (valued and expensed at $0.50 per share) in connection with his resignation from the Company in May 2004. We issued these shares in a transaction exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder. As of September 30, 2004, Mr. Eaton holds 50,000 shares.

     4. In August 2003, we issued John Skeel an aggregate of 500,000 shares in connection with certain contractual rights relating to the AniDragon product. We issued these shares in a transaction exempt from registration under Section 4(2) of the Securities Act. As of September 30, 2004, Mr. Skeel holds 500,000 shares.

     5. In December 2003, we issued Fortune Labs LLC an aggregate of 140,000 shares in connection with a software purchase agreement with us. Of these shares, 100,000 shares were issued as partial consideration for the sale of certain software to us by Fortune Labs LLC, and 40,000 shares were issued and sold to Fortune Labs LLC at an aggregate offering price of $100,000 as a condition to entering into the software purchase agreement. We issued these shares in a transaction exempt from registration under Section 4(2) of the Securities Act.

     6. In December 2003, we issued Chris Fortune, president of Fortune Labs LLC, 50,000 shares (valued and expensed at $0.50 per share) in connection with his consulting agreement with us. The shares were issued as additional compensation for Mr. Fortune’s provision of software development consulting services to us. We issued these shares in a transaction exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder.

     7. In December 2003, we issued warrants to purchase an aggregate of 400,000 shares of our common stock to Fortune Labs, LLC. The warrants have a term of four years, and a per share exercise price of $2.50 for the 30-day period following the effectiveness of this registration statement, and a per share exercise price of $5.00 thereafter. The warrants were issued as partial consideration for the sale of certain software to us by Fortune Labs LLC under the software purchase agreement. We issued these warrants in a transaction exempt from registration under Section 4(2) of the Securities Act.

     8. On March 31, 2003, we entered into a revolving credit agreement with CAC for up to $500,000. As of December 31, 2003, we had a note payable to CAC in the aggregate amount of $64,783, and accrued interest, calculated at 7% per annum, of $11,078. The note was due March 1, 2004. In December 2003, Teknik and CAC entered into an exchange agreement (the “Exchange Agreement”) under which we issued 1,000,000 shares of common stock, with a per share value of $0.50, in partial consideration for the cancellation of all unpaid principal and accrued interest, under the revolving credit agreement up to $500,000. We issued these shares in a transaction exempt from registration under Section 4(2) of the Securities Act.

     9. In December 2003, we issued CAC three-year warrants to purchase an aggregate of 3,000,000 shares of our common stock. The exercise price for each of these warrants is $2.50 per share. The warrants were issued in connection with the Exchange Agreement as partial consideration for the cancellation of all unpaid principal and accrued interest owing under the revolving credit agreement. We issued these warrants in a transaction exempt from registration under Section 4(2) of the Securities Act. In June 2004, CAC transferred 100,000 of these warrants to three investors, Mattias Norstrom (20,000 warrants), Darryl Sydor and Owen Nolan (40,000 warrants each), who immediately exercised them. As of September 30, 2004, CAC holds 2,900,000 warrants.

     10. In June 2004, Mattias Norstrom, Darryl Sydor and Owen Nolan exercised warrants for an aggregate of 100,000 shares of our common stock at an aggregate exercise price of $250,000. We issued these shares in transactions exempt from registration under Section 4(2) of the Securities Act.

     11. In June 2004, we issued Todd Felte and Brian Harper 5,000 and 50,000 shares, respectively, for aggregate offering prices of $2,500 and $25,000, respectively, in connection with consulting services Mr. Felte and Mr. Harper provided to us from February 2004 to April 2004. We issued these shares in transactions exempt from registration under the Securities Act pursuant to Rule 701 promulgated thereunder.

     12. In July 2004, we issued Gaylord Sports Management LLC an aggregate of 250,000 shares in connection with a Representation Agreement with us. These shares were issued as partial consideration for the provision of services to us by Gaylord Sports Management Group, LLC under our Representation Agreement. We issued these shares in a transaction exempt from registration under Section 4(2) of the Securities Act.

     13. In September 2004, we issued Independent Golf Research Corporation an aggregate of 25,000 shares (valued and expensed at $2.50 per share) in connection with a Sponsorship and Development Agreement with us. These shares were issued as partial consideration for the license of certain intellectual property granted to us by Independent Golf Research Corporation under our Sponsorship and Development Agreement. We issued these shares in a transaction exempt from registration under Section 4(2) of the Securities Act.

     14. In September 2004, we issued Mickelson, Inc. an aggregate of 250,000 shares in connection with a Sponsorship and Development Agreement with us. Under the terms of the Sponsorship and Development Agreement, the shares have a stated fair market value of $2.50 per share. These shares were issued as partial consideration for the license of certain intellectual property granted to us by Mickelson, Inc. under our Sponsorship and Development Agreement. We issued these shares in a transaction exempt from registration under Section 4(2) of the Securities Act.

     15. In September 2004, we issued Rick Smith Enterprises an aggregate of 25,000 shares in connection with a Sponsorship and Development Agreement with us. Under the terms of the Sponsorship and Development Agreement, the shares have a stated fair market value of $2.50 per share. These shares were issued as partial consideration for the license of certain intellectual property granted to us by Rick Smith Enterprises under our Sponsorship and Development Agreement. We issued these shares in a transaction exempt from registration under Section 4(2) of the Securities Act.

     16. In October 2004, we granted Kentucky Eleven, Inc., on behalf of Phil Simms, the right to receive an aggregate of 20,000 shares in connection with an Endorsement and Services Agreement with us. These shares, which will be valued and expensed at $2.50 per share, will be issued as partial consideration for the license of certain intellectual property granted to us by Phil Simms under our Endorsement and Services Agreement. We will issue these shares in a transaction exempt from registration under Section 4(2) of the Securities Act.

     In each transaction described above that was exempt from registration under Section 4(2) of the Securities Act, the recipients of the securities represented that they were accredited investors and that their intentions were to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

     In each transaction described above that was exempt under Rule 701 promulgated under the Securities Act, the recipients of the securities were either employees, directors, officers or consultants of the registrant or its subsidiaries. As to recipients that were consultants,

•	they were natural persons;

•	they provided bona fide services to the registrant; and

•	the services were not in connection with the offer or sale of securities in a capital raising transaction, and did not directly or indirectly promote or maintain a market for the registrant’s securities.

     In addition, the amounts of securities issued at any time conformed to the limits of Rule 701(d) of the Securities Act.

Item 27. Exhibits

     See the Exhibit Index located immediately following the signature page of this registration statement.

Item 28. Undertakings.

     1. The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

     (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; provided, however, that paragraphs (a) and (b) shall not apply if such information is contained in periodic reports filed by the registrant under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference into this Registration Statement.

     (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report under Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     5. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished under and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     6. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the undersigned registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on March 1, 2005.

TEKNIK DIGITAL ARTS, INC.
By:	/s/ John R. Ward

John R. Ward Chief Executive Officer and Chief Financial Officer

     In accordance with the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John R. Ward	Chairman of the Board, Chief Executive Officer and Chief Financial Officer (Principal Accounting Officer)	March 1, 2005

John R. Ward

*	President and Director	March 1, 2005

Corey Comstock

*	Director	March 1, 2005

Benjamin Robins

* By:	/s/ John R. Ward

John R. Ward
Attorney-in-Fact

Exhibit Index

Exhibit
No.	Description	Method of Filing
3.1	Articles of incorporation	(a	)

3.2	By-laws	(a	)

4.1	Specimen of common stock certificate	(a	)

4.2	Teknik Digital Arts, Inc. 2004 Stock Option Plan	(d	)

5	Opinion of Squire, Sanders & Dempsey L.L.P. regarding legality	(a	)

10.1	Letter of Intent with Quicksilver Software, Inc., dated May 17, 2003	(a	)

10.2	Exchange Agreement with CodeFire Acquisition Corp., dated December 31, 2003	(a	)

10.3	Joint Venture Agreement with Playentertainment, LLP, dated February, 2004	(a	)

10.3a	Amendment to Joint Venture Agreement with Playentertainment, LLP, dated September,	(c	)
2004

10.4	2004 Stock Option Plan, effective December 31, 2003	(a	)

10.5	Employment agreement with Corey Comstock, dated July 1, 2003	(a	)

10.6	Employment agreement with Jonathan Domasig, dated July 1, 2003	(a	)

10.7	Revolving Credit Agreement with CodeFire Acquisition Corp., dated March 31, 2003	(c	)

10.8	Software Purchase Agreement with Fortune Labs, Inc., dated December 31, 2003	(c	)

10.9	Software License Agreement with CodeFire Acquisition Corp., dated February 15, 2003	(d	)

10.10	Exclusive Patent and Copyright License between Andamiro U.S.A. Corp. and Parisi	(d	)
Sports, Inc., dated June 25, 2003

10.11	Merchandise Licensing Agreement between Playinteractive, LLP and NBC Enterprises,	(d	)
Inc., dated April 1, 2003

10.12	Proprietor Approval form between NAS Interactive, LP and Joy Tashjian Marketing	(d	)
Group, LLC, dated November 21, 2003

10.13	Representation Agreement with Gaylord Sports Management, dated July 28, 2004	(d	)

10.14	Sponsorship and Development Agreement with Independent Golf Research Corporation,	(d	)
dated August 5, 2004

10.15	Sponsorship and Development Agreement with Rick Smith Enterprises, dated August 6,	(d	)
2004, as amended December 10, 2004

10.16	Sponsorship and Development Agreement with Mickelson, Inc., dated August 6, 2004,	(d	)
as amended December 10, 2004

10.17	Joint Venture and Limited Liability Company Agreement with PEP PAD, LLC, dated	(d	)
October 14, 2004

10.18	Endorsement and Services Agreement with Kentucky Eleven, Inc., dated October 15,	(d	)
2004

10.19	Sponsorship and Development Agreement with Buddy Rice Racing, Inc., dated November	(d	)
17, 2004

10.20	Revolving Credit Agreement with CodeFire Acquisition Corp., dated February 23, 2005	(d	)

23.1	Consent of Independent Auditors	(d	)

23.2	Consent of Squire, Sanders & Dempsey L.L.P. (included in Exhibit 5)	See Exhibit 5

24	Powers of Attorney	(b	)

(a)	Included in the original filing of this Form SB-2 on August 10, 2004, SEC File Number 333-118101.

(b)	Previously filed on the Signature Page of the original filing of this Form SB-2.

(c)	Included in Amendment No. 2 of this Form SB-2, filed on January 25, 2005, SEC File Number 333-118101.

(d)	Filed herewith.